
03045582

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mosenergo

☆CURRENT ADDRESS

☆☆FORMER NAME

☆☆NEW ADDRESS

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4475 FISCAL YEAR 1-1-03

☆ *Complete for initial submissions only* ☆☆ *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 1/12/04

MOSENERGO
ANNUAL REPORT

*Creation of energy
is akin to art.
By producing, converting
and using energy people
change the world, and it
becomes more comfortable
and beautiful*

TOWARDS LIGHT, WARMTH AND FRIENDLY ENVIRONMENT! TOWARDS LIGHT, WARMTH AND FRIENDLY ENVIRONMENT!



ANNUAL REPORT · 2002

Approved by Board of Directors,
April 07, 2003, minutes No 20

TOWARDS LIGHT, WARMTH AND FRIENDLY ENVIRONMENT! TOWARDS LIGHT, WARMTH AND FRIENDLY ENVIRONMENT!

Contents

MOSENERGO in Figures, *p. 3*

Address to Shareholders by Mosenergo Chairman of the Board of Directors, *p. 4*

Address to Shareholders by Mosenergo Chairman of the Executive Board, *p. 5*

MOSENERGO at a Glance, *p. 8*

Our Business Environment, *p. 13*

The Result of Our Work Is Benefit for the Shareholders, *p. 17*

How We Achieve Our Results, *p. 23*

Essential Attributes of Our Business, *p. 37*

Managing Bodies, *p. 43*

Financial Statements, *p. 49*

Opinion of the Internal Audit Commission of MOSENERGO, *p. 69*

Auditor's Opinion on Financial Statements, *p. 70*

Reference Information, *p. 72*

MOSENERGO in Figures

KEY PERFORMANCE INDICATORS	2002	2001
Installed electrical capacity (MW)	14,796.8	15,099.8
In-house power consumption (MW)	10,350.0	10,064.0
Electricity generation (billion kWh)	71.2	71.4
Effective deliveries of electricity (billion kWh)	56.9	54.1
Installed thermal capacity (Gcal/h)	34,991.8	35,357.8
Heat deliveries from manifolds (mln Gcal)	72.5	73.2
Payroll (pers)	47,801	48,813

BASIC FINANCIAL AND ECONOMIC INDICATORS	2002	2001
Sales of product, work, services, million rubles	52,962.4	43,459.3
Profit on sales of product, work, services, million rubles	4,595.4	8,729.4
Net profit, million rubles	646.3	2,067.6
Deprecation cost, million rubles	5,785.3	2,464.8
Balance sheet total, million rubles	119,633.2	120,962.0
Shareholders' equity, million rubles	103,716.9	103,936.6
Charter capital, million rubles	28,267.7	28,267.7
Accrued dividends, million rubles	519.3	517.6
Sales margin, %	8.7	20.1
Earnings per share, rubles	0.023	0.084

http://www.mosenergo.ru · E-mail: ocb@mosenergo.elektra.ru

Dear Shareholders,

Please accept my congratulations on the successful completion of 2002, the tenth year of our Company's operation.

Ten years is enough time to make certain conclusions about the outcomes of the past decade based on the results of MOSENERGO's production and financial operations.

We note as the Company's achievement the fact that, having weathered along with the national economy a certain setback in the crisis-ridden 90's, in 2002 the power utility fully covered the Moscow area's electricity needs of 75.4 billion kWh, which was the absolute maximum in the past decade.

As another feature of that period, MOSENERGO was able to support functioning of the power system at a profit and to pay annual dividends, while ensuring reliable supply of energy to the Moscow area and operating in the conditions of market competition. Notably, the size of the dividend has been growing year by year. The continuous improvement of quality of business planning and budgeting of financial and economic operations, better corporate governance have contributed significantly to put MOSENERGO's stocks in a firm place among the most liquid blue chips in the stock market of Russia.

The structure of the Company's Board of Directors has kept improving. As elected by shareholders on May 30, 2002, the Board includes representatives from RAO UES of Russia, from the City of Moscow and from the Moscow Region, as well as managers of MOSENERGO. The work of two Directors representing minority shareholders had a very positive effect on the performance of the Board of Directors in 2002. Such an optimized composition of the Board helps address key issues of the Company's functioning with a view to securing the interests of all shareholder groups.

In the past year, the Board discussed issues of the oncoming restructuring of the energy utility more than once. However, this all-important work will still require a serious continuation and inputs from the City of Moscow, the Moscow Region, and minority shareholders.

The State Duma's passing of a package of laws on power sector reform has stopped discussions of whether there will be a reform, and this gives the Executive Board and the Board of Directors a signal to step up this work in the Company.

All activities of the Board of Directors became more transparent for shareholders in the reporting year, since these activities and core decisions adopted at the Board's meetings were regularly placed on MOSENERGO's website.

I think I can say in conclusion that over the past years we succeeded in laying the foundation of an up-to-date system of corporate governance and establishing a mechanism for involvement of all MOSENERGO shareholders in making strategic decisions.

I am sure that all these will facilitate successful implementation of the plans to reform MOSENERGO, help its effective work, and ensure higher benefits for the Company's shareholders.

Chairman of the Board of Directors — *A. Kopsov*

Dear Shareholders,



The year 2002 is over, the year when we all celebrated important milestones as MOSENERGO marked its 115th anniversary and 10 years of history as an open joint stock company.



The long history of Moscow's power system has seen other periods when the system operated as a business corporation.

The Russian industry stepped into the age of electricity in the late 19th century, when "Joint Stock Company for Electric Lighting of 1886" was incorporated in St Petersburg. Moscow's power industry was born in 1887 as the Company's Moscow branch with a fixed stock of one million rubles was opened.

106 years later, in 1993, we reconstituted our status of an open joint stock company, but this time the size of our charter capital was 4.8 billion rubles.

In ten years' time, as a result of a series of revaluations of fixed assets, a monetary reform in Russia, and due to an increase of the charter capital following the purchase of once-rented power plants from RAO UES of Russia, MOSENERGO's charter capital stands at 28.3 billion rubles.

Today, MOSENERGO is the country's second largest energy utility after RAO UES of Russia, commanding 14.8 GW of electric capacity and 40.7 GW (35.0 thousand Gcal/h) of heat capacity. The energy potential of our system has increased by a factor of 400 over the years of its history. By its heating capacity, MOSENERGO is second to none in the world.

One of the core features of the Company's method of doing business is the highest degree of its workers' responsibility for uninterrupted supply of heat and electricity to its customers in line with their requirements. Over its entire history, MOSENERGO has been impeccable in its coping with this task.

In 2002, the energy utility worked steadily, reliably, and in compliance with the requirements for the quality of its electric power. Given the rising demand for electricity from own consumers and a certain back-off in the Company's own generation (by 0.2%) required by UES's mode of functioning, MOSENERGO bought some electricity in the Federal Wholesale Market (FOREM) to secure the Company's economic interest. A total of 3.16 billion kWh was bought.

The Company scored good results in sales of electricity and heat, with the share of cash rising to reach 98.8% of the total receipts. Cash-based sales amounted to 102% of the accrual-based sales.

Positive developments occurred in our work with the most troublesome consumers, such as government-sponsored entities, municipal organizations, and wholesale resellers.

Comprehensive preparation of energy assets to the winter was, as usual, a key task, and it was accomplished quite successfully. Maintenance work on various equipment was done within the planned scope, sufficient fuel reserves were built up, grid subsidiaries were fully readied for operation. Heating was turned on just on time. All subsidiaries received Winter Readiness Passports.

In the frosty days of the last December and early January of this year, heat consumption by the Moscow Region surged by 30%, however, not a single emergency was recorded in MOSENERGO system.

In October 2002, in compliance with the Bond Agreement, MOSENERGO paid the last coupon of USD 4.605 million and another USD 109.97 million to fully repay the principal of the Eurobond loan. Eurobonds worth a total of USD 90.03 million were redeemed before maturity. Over the entire life of the Eurobonds, the Company immaculately honored its obligations in servicing its debt. The funds raised with the Eurobonds had been used to finance MOSENERGO's investment program and to replenish the Company's current assets.

In cooperation with the Regional Energy Commission of the City of Moscow and the Energy Commission of the Moscow Region, we are engaged in continuous work on tariff revision. The Company's tariff policy is aimed at gradual elimination of cross-subsidization between electrical and thermal power, setting tariffs by voltage levels, application of dual-rate tariffs, and setting out steam consumers.

No matter what difficulties we may have to overcome, we will prove that tariffs that make our business profitable also open the way for growth to the economy as a whole as they remove the biggest obstacle to its development, shortage of energy.

Having completed 2002 in a promising way, and having repaid our principal debt, we are glad to report that the Company's net profit of RUR 646.3 million supports at least the same rate of dividends as for the previous year.

The Company has been consistently implementing its Energy Development Program for the Moscow Region that covers the period leading up to 2010. The condition of the Company's fixed assets, and implementation of measures aimed at improvement of the technological level of power production and commissioning of new capacities is continuously at the focus of attention of the Company's Board of Directors and Executive Board.

In 2002, capital investments amounted to 5.9 billion rubles, 96.6% of which was provided from MOSENERGO's cash flow. In 2002, MOSENERGO was the only energy utility in Central Russia to launch a new 32 MW turbine. In addition, two new power boilers with combined capacity of 1,000 tons/hour were put in operation, our transformer capacity grew by 453.3 thousand kVA, and 16.8 km was added to the total length of our heating grids.

The planned scope of our construction program for 2003 is close to the regular values.

Resolution of the fixed assets ageing problem will require full use of our internal reserves as well as extra funds and resources. Due to this, a sizable portion of the Company's revenues will, as before, be directed toward this goal, and we are going to continue our efforts to secure cooperation of both Russian and international investors.

Surely, our past achievements would have been impossible and our plans for the future would be unachievable without our "golden asset," the 50-thousand strong team of skills who ensure stable and reliable round-the-clock operation of the energy utility. Care for our workers, for improvement of their well-being, for maintenance of the steadily high professional level of our personnel has been and will be a priority of the Company's social policy.

In 2002, MOSENERGO won the 3rd Russian National Contest "The Russian Organization of High Social Effectiveness." The capital city's energy utility took first place in the nomination "Implementation of Social Programs at Enterprises and Organizations" thanks to successful implementation of a package of social programs, such as the Company's staff medical care and retirement plans, organization of summer vacations for the employees and their families, labor safety programs, and many others.

As regards the problems of the areas where we operate, we are not just onlookers, either. The Company provided financial support to the families of the 128 victims of the terrorist attack against the theatre in Dubrovka, 91.4 million rubles were donated to charitable projects.

As before, much attention was given to personnel training and skill improvement. The interests of the Company and the interests of its employees are the same interests. We have been working to enhance and strengthen this attitude.

Under the overall structural reform of Russia's electric power sector, MOSENERGO has been working through the first phase of restructuring. Budgeting and business planning are done by

fields of business. In order to improve the Company's efficiency and profitability, MOSENERGO has been working to spin off its non-core subsidiaries.

- *The following fields remain MOSENERGO's priorities:*
  - *reliable and steady energy supply to the region;*
  - *improvement of corporate governance in the Company;*
  - *protection of shareholder and investor rights;*
  - *improvement of the effectiveness of sales and responsibility for the end results;*
  - *improvement of the tariff policy with a view to ensuring profitability of energy production;*
  - *implementation of a cost saving program;*
  - *mobilization of external funds;*
  - *honoring of obligations to shareholders and creditors.*

MOSENERGO views the Company's transparency as a key element of its market strategy. Such overall transparency is supported by transparency of all the Company's operations and availability of effective channels for dissemination of information, including the Internet (www.mosenergo.ru).

MOSENERGO's management will continue to provide the Company's shareholders and prospective investors with up-to-date information about the performance of the Company, and maintain the transparency of its financial statements.

We, the workers of Moscow's power sector, will spare no effort to preserve our energy system as a reliable component of the national energy sector. Your sincere and well-meant support, dear shareholders, will add to our confidence in achieving this goal.

Chairman of the Executive Board — *A. Yevstafiev*

MOSENERGO at a Glance

MOSENERGO History Overview: Year of foundation. First construction sites. Construction according to the GOELRO plan. The Great Patriotic War. The most dynamic development stage. Work in a new economic environment • *the year 2002. Facts and Events*

MOSENERGO History Overview

1887—1919. The history of our Company's growth begins with the first contract of July 31, 1887, for providing lighting to Postnikov's Passage, made by the Moscow Branch of St Petersburg's "Company for Electric Lighting". In 1888, Gheorghiyevskaya, the first central power plant, comes on line. In the same year, the first twenty street lamps were installed in Moscow. On November 28, 1897, the new "Raushskaya" Moscow City Power Plant (now TEP-1) was opened in a ceremony, and on February 15, 1907, the "Tramvaynaya" (a branch of TEP-1) was launched. 1914 was marked with commissioning of the "Elektroperedacha" station (LAPS-3) fueled with peat mined in the Moscow area.

1920—1945. In December 1920, the GOELRO plan was approved. Under this plan, built in the Moscow area were LAPS-4 (1922) and LAPS-5 (1925), the Krasnopresnenskaya TEP (1929, now a branch of TEP-12), TEP-6 (1930), TEP-8 (1930), the country's first 110-kV overhead transmission line from Kashira to Moscow (1929), and a ring over-



head transmission line around Moscow (1931). In 1931, a campaign to provide Moscow with central heating was initiated. The 30's saw the launching of TEP-9 (1933) and TEP-11 (1936). In 1937, the utility scored the 1 million kW mark in installed capacity. On June 14, 1941, the first units of TEP-12 were brought on line, but the power system's development was soon interrupted by the war unleashed by the Nazi Germany.

1946—1985. In these years, commissioned were TEP-17 (1950), TEP-20 (1952), TEP-16 (1955), the Kuybushev–Moscow 400-kV transmission line (1955), the Stalingrad–Moscow 500-kV transmission line (1959), TEP-22 (1960), TEP-21 (1963), TEP-23 (1966), TEP-25 (1975), TEP-26 (1979), 220-kV and 500-kV transmission lines around Moscow, and a 750-kV transmission line.

The 50's and the 60's were marked with the creation of qualitatively new environment for joint operation of the power stations that were integrated into the Unified Energy System. As large-scale housing construction programs were initiated, the heating grid grew the fastest. Those years also featured the dismantlement of high-voltage overhead lines inside the city and their replacement with high-capacity underground cables as means of electricity transportation. Automatics and telemechanics were actively introduced to the technological processes, and computers were adopted throughout the power system.

1986—1992. On December 30, 1987, the first hydro unit of the Zagorsk Pumping Storage Plant (Zagorsk PSP) was put into operation. Zagorsk PSP is Russia's only and unique power facility designed to smooth out peak loads in the power system. In

1990, our power system was joined by Ryazan's LAPS-24, and in 1992 by Moscow's TEP-28. In 1992, the first water boilers were commissioned at a new TEP-27.

1993—2001. In 1993, MOSENERGO Production Association was re-organized into an open joint stock company. The Company's shares hold prominent positions in the portfolios of major Russian and international investors.

1994. In January, MOSENERGO opened its new Central Dispatching Unit.

On April 25, Shatursky Agroindustrial Compex became a branch of MOSENERGO.

1995. For the first time in Russia, the Heating Grid, a branch of MOSENERGO, introduced foamed polyurethane-hydroinsulated heating conduits of a new design intended for channelless installation.

An integrated hardware/software system was introduced in Energonadzor (now Energosbyt) for checking payments of residential consumers.

1996. MOSENERGO's TEP-27 commissioned 80-MW power unit No. 1. TEP-27 became the most environmentally friendly power plant in Russia.

Kvint, a hardware/software microprocessor-based control system, was commissioned for operation with the Transformer Substation Automatic Control System of TEP-27.



The first pilot 10-kV cable line was laid with the use of a single-phasing XLPE cable manufactured by AO Moskabel.

On December 12, 150 MW gas turbine generator unit No. 5 came on line at LAPS-3.

1997. The Taganskaya and Tsentralnaya substations are put into operation.

1998. TEP-27 commissions the second power unit.

1999. In June 1999, the GTU-TEP in Electrostal, the first Russia's small-scale gas turbine plant, commissions power unit No.1 (equipped with an ABB-made GT-35 turbine).

LAPS-3 brings to design parameters its GTE-150 gas turbine built by Leningradsky Machine Building Works. For the first time in the history of Russian gas turbine building, an initial gas temperature of 1100°C is reached, greatly improving the efficiency of fuel utilization.

2000. The Moscow Cable Grid introduces Russia's most modern dispatching desk fitted with a projection-type supervisory console.

In September 7, 2000, the Zagorsk PSP launched its 200-MW Hydro Unit No. 6, bringing the plant's total installed capacity to the design level of 1,200 MW.

Commissioned for operation are the following 110 kV substations: Novo-Mazilovo, Zubovskaya, Gorenki.

2001. In early March 2001, TEP-22 successfully launched turbine No. 7 after its refurbishment. The turbine's new electrical power is 110 MW and its heat power 175 Gcal, compared to the original values of 100 MW and 164 Gcal, respectively. On August 27, the Bitsa 110 kV substation was commissioned, and the Kurkino 220 kV substation was put into service on August 30. In October 2001, refurbishment of TEP-23's power boiler No.8 was completed. On December 26, 2001, a new power unit was put in operation at TEP-11. Two 110 kV cable lines 10 km long were laid from TEP-11 to Frezer-3 and Baskakovo substations.

2002. Events and Facts

At the end of March, the team of MOSENERGO's TEP-26 took second place in Cyberphone-2002 international contest of unit electrical plant operators held in Johannesburg, South Africa

April 5 and 11. The Energy Commissions of the Moscow Region and the city of Moscow adopted resolutions to approve new tariffs. In the Moscow Region, tariffs were raised as of April 15, 2002, in the city of Moscow as of May 1.



April 5. MOSENERGO paid a total of USD 4.6 million as the half-year coupon on its Eurobonds.

April 8. An extraordinary general meeting of shareholders adopted a restated version of the MOSENERGO's Charter in line with the Federal Law "On Joint Stock Companies" as amended.

April 10. The procedure of state registration of the MOSENERGO's Charter was successfully completed.

April 15. An in absentia meeting of the MOSENERGO's Board of Directors was held. Its agenda was to elect the General Director of the Company.

The voting resulted in Arkady Yevstafiev's election to the position of the MOSENERGO's General Director.

May 30. A General Meeting of MOSENERGO's shareholders was held. The GM approved the Company's annual report, profit and loss statement for 2001, appropriation of the Company's profits for 2001, and a 2001's dividend of RUR 0.018 per a common registered share in MOSENERGO.

The GM elected MOSENERGO's Board of Directors and Internal Audit Commission.

July 8. The Board of Directors approved new members of MOSENERGO's Executive Board.

July 30. Payment of the 2001's dividend on the MOSENERGO shares had been completed.

July 31. MOSENERGO marked the 115th anniversary of its establishment. The practical activity in connection with Moscow electrification began in summer 1887 after the Company's Executive Board approved the contract to provide lighting to the Postnikov Passage at the Tverskaya Street on July 31.

August 1. The Energy Commissions of the Moscow Region and the city of Moscow adopted resolutions to approve new electricity and heat tariffs.

October 5. MOSENERGO's LAPS-4 in Kashira met with a breakdown in process that ended with disintegration of 300-MW turbine No. 3 and oil-water cooled (without use of hydrogen) turbogenerator.

As the accident developed, the Kashirskaya LAPS personnel reacted in an expeditious manner and in strict conformity with the instructions. There had been no casualties.

The power supply to the consumers was uninterrupted, but the heat supply to the northern part of

Kashira-2 was suspended and resumed on October 7. When this happened, the outside air temperature was plus 3°C.

In 2003, this power unit is planned for refurbishment with installation of a new turbine and a generator with auxiliary equipment. To complete the work, the Company will have to spend over RUR 2 billion.



October 8. MOSENERGO paid the coupon yield and the principal of the Eurobond loan. The redemption was made in compliance with the Bond Agreement. The amount of the redeemed Eurobonds totaled USD 109.97 million. The issue coupon yielded USD 4.6 million.

October 25. MOSENERGO's TEP-25 won the 2nd All-Russia competition of all-skills teams of unit TEP operating personnel with participation of on-line teams of thermoelectric plants from Siberia, Ural, north-western, central and southern parts of Russia.

November 5. Our energy utility received the Certificate of Preparedness for the Winter from RAO UES of Russia.

The Certificates of Preparedness for the Winter were also issued to all inspected branches of MOSENERGO.

November 11. MOSENERGO's Board of Directors arrived at a decision to terminate A.V. Matveyev's membership in the Executive Board in connection with transfer to other work and to appoint Mr. D.V. Vasiliev, the First Deputy General Director for Corporate Policy and Property Management, in his stead.

November 26 through 29. MOSENERGO participated in the 4th All-Russia trade show "2002 Power Saving in Russia's Regions" arranged by the Ministry of Energy and Gosenergonadzor of Russia and sponsored by the State Duma, Federal Energy Commission, Ministry of Economic Development and Trade, Ministry of Education, RAO UES of Russia, OAO Gazprom and administrations of the Russian Federation constituents.

The purpose of the exhibition was to familiarize the visitors with the equipment recommended by Energosbyt for installation and use in houses, offices and at production plants of the Moscow Region.

December 6. TEP-17, MOSENERGO's branch, commissioned a new 32-MW cogeneration turbine. In doing so, the installed capacity of the plant increased by 10 MW, the reliability and efficiency of the combined heat and power plant appreciably improved, and the specific fuel consumption reduced.

December 10. MOSENERGO won the 3rd Russian National Contest "The Russian Organization of High Social Effectiveness". The capital city's energy utility took first place in the nomination "Implementation of Social Programs at Enterprises and Organizations" thanks to successful implementation of a package of social programs, such as the Company's staff medical care plans, organization of summer vacations for the employees and their families, labor safety programs, and many others.



1960's. *Beginning of the cogeneration plant construction (TEP-23)*

2002. *Cogeneration plant today (TEP-21)*

Our Business Environment

General Information, the Company Standing in the Industry: Economic development of Russia in 2002. Vigorous improvement of the investment climate. The Moscow area is a Russia's business and industrial center with sustained growth of electricity consumption • Risk Management: industrial, market, operational, political, investment risks, risks of incurring defaulted accounts payable, civil responsibility, assets loss

General Information, the Company Standing in the Industry

The city of Moscow and the Moscow Region are two independent constituent members of the Russian Federation. Together they form the Moscow metropolitan area.

The Moscow Region (without Moscow) occupies **46 thousand sq. km.** The Moscow area is **994 sq. km.** The present-day borders of the Moscow Region exist from the early 60's of the 20th century.

As judged by the national measure, the economic growth of Russia in 2002 was quite successful. The GDP gain amounted to about **4%**. The government fiscal policy and budget revenues had steadied, financing of budget-funded organizations had become more stable. Russia successfully pays foreign debts, its credit rating rises.

Over the year, the number of areas in Russia with the minimum investment risk had grown. The investment climate vigorously improves in the areas adjacent to Moscow and St Petersburg. If previously both megalopolises were indisputable leaders as regards the investment attractibility, now the neighboring Moscow and Leningrad regions have joined them.

In 2002, Moscow's contribution to Russia's GDP amounted to **14%**; it drew over **40%** of the total volume of direct foreign investments that flow to Russia, exceeded the earnings target by **38%**.

MOSENERGO is situated in the Moscow area, which is the Russián business and industrial center, densely populated, dynamically developing, with a credit worthy commercial sector and a potential of high-tech industry, and supports its steady functioning and development of the economy and social sphere.

The area features a sustained growth of electricity consumption. Over 2002, it increased by **5.1%** in Moscow, and by **5.4%** in the Moscow Region.

The Company generates about **8%** of electrical power and **6%** of heat of Russia's yield (including nuclear power plants), and **12%** of electricity and **16%** of heat of RAO UES of Russia's output.

By the capitalization level, MOSENERGO is on the **17th** place among **20** largest Russian companies and is second best in the sector after RAO UES of Russia.

□ MOSENERGO's share in gross Russia's electricity generation, %

□ MOSENERGO	8



□ MOSENERGO's share in gross Russia's heat generation, %

□ MOSENERGO	6

Risk Management

The objective of MOSENERGO's risk management is reduction of the external adverse impact on the Company's business and its fiscal effect. The basis risks that may affect MOSENERGO's business are:

Industrial risks:

—a risk of change-over to operation with forced (emergency justifiable) overflows;

—a risk of simultaneous steep load increase in excess of that scheduled on the basis of the consumer demand orders;

—technical risks incidental to the equipment operation. Such risks are associated with such factors as operation of equipment derated to the standard limits; errors of the operating personnel; disruption of a dispatch schedule and breach of discipline.

MOSENERGO analyses potential risk situations with a view to foresee possible risks during implementation of the work program and to take steps to protect against their impact. The primary organizational form for mitigation and compensation of the amount of damage is insurance. Subject to commercial insurance are assets, dangerous production facilities, means of transport, civil responsibility, accident and health insurance of personnel and medical insurance.

Self-insurance is provided by way of creating stockpiles of fuel, spare parts, materials, and by carrying out measures to improve reliability of the power system.

Risk of unreasonable rate regulation (market risk):

This risk is associated with a possibility of Energy Commissions approval of such rates that are inadequate to the Company's costs governed by the actual inflation rate and limited market of power equipment.

In order to reduce this risk, the Company has developed and implements a Cost Control Program.

Delinquency risk

Overdue and insufficient payments by the consumers may cause delinquency in respect of the resources suppliers. In order to reduce the delinquency risk, the Company organized daily payment collec-

MOSENERGO Service Map



Power stations*
Substations and AL 750 kV
Substations and AL 500 kV
Substations and AL 220 kV
Substations and AL 110 kV
Moscow Cable Network
*TEP — cogeneration
LAPS — local aerial
PSP — Pumped storage plant
GTU — Gas Turbine Unit
36°
56°
Zagorsk P
TEP-27
GTU-TEP
TEP-22
TEP-17
LAPS-4
TEP-21
TEP-28
TEP-23
TEP-16
TEP-1
TEP-11
TEP-12
TEP-8
TEP-25
TEP-20
TEP-9
TEP-26

Moscow City

Moscow Region

tion planning and operational monitoring of the customers' payments for the received electricity and heat.

The Company works to reduce the gross receivables, and to restructure the debt for the consumers in arrears.

Operational risk

This risk is defined as a risk of losses as a result of inferiority of management processes in the Company, wrong choice of the market strategy.

In order to reduce the operational risk, the Company introduces effective methods of job skill development; arranges training of managers and specialists at post-graduate training establishments on an ongoing basis; creates a reserve for filling managerial positions.

Political risk

This risk emerges from a possibility of law revision in the Russian Federation, change of taxation policy, conditions of government control, restatement or revocation of licences, etc., including:

— risk of assets loss as a result of their late or wrongful registration due to imperfection of the current legislation and law enforcement practice;

— risk associated with instability of legislation and tax system that can cause change of investment environment and appropriation of profits.

Risks of civil responsibility:

— risk of pollution liability and third party property tort;

— risk of product liability (frequency and voltage for electricity, temperature and pressure for heat);

— risk of management responsibility for damage inflicted to life and health of MOSENERGO's employees.

To reduce the above risks, the Company:

— takes measures to reduce pollutant emissions into the environment (water basin, atmospheric air);

— maintains instant readiness of the equipment for bearing a load in accordance with the desired conditions, creates a power reserve;

— improves the computer-aided system of commercial energy metering;

— holds appraisal of working stations according to the labor conditions; improves provision of working teams and working stations with means of individual and collective protection.

Risk of assets loss as a result of property destruction

This risk includes risks of the Company's property destruction as a consequence of acts of terrorism, stealing and acts of God.

In order to reduce these risks, the Company invariably takes measures to secure the corporate safety.

The Company causes routine inspections of anti-terrorist protection of the personnel and production facilities to be made, arranges protection against consequences of accidents, disasters and natural calamities.

Check raids and measures to prevent stealing are arranged jointly with law enforcement agencies.

Investment risks

Such risks are understood to be a possibility to receive an actual income on implemented investment projects short of the estimated value. Such risks are determined by such factors as fluctuations of the market, prices, tariffs, exchange rates.

They include the following risks:

— invention of alternative methods of electricity and heat production;

— long payback period in construction of new power facilities.

Any possible damage is offset through the investment risk management, which includes recognition of the above-listed uncertainty factors during assessment of investment projects efficiency. It also calls for a sensitivity analysis, breakeven analysis, event probability analysis.



1920s. *Assembly work on the overhead power transmission line (Kashira)*

2002. *Assembly work on the overhead power transmission line (Yuzhniye Electric Grids)*

The Result of Our Work Is Benefit for the Shareholders

Profit: Profit on sales of electricity and loss from sale of heat. Net profit and its distribution • ***Investments:*** *Capital construction plan for 2002 and its implementation. Sources of finance. Non-core financial investments* • ***Production Cost:*** *production cost growth factors. Improvement of operational efficiency is a precondition for success in business. The Cost Control Program and its implementation. Cutting costs of maintenance of non-core assets* • ***Tariffs:*** *Delayed imposition and inadequate level of new tariffs. Sale of heat at a below-cost price. The Company's standing upon its position of a step-by-step increase of the existing tariffs to an economically justified level* • ***Sales:*** *An increase in commercial product sales. Cash-based sales of commercial output. Work to achieve a 100% payment for energy consumed. Reduction of the accounts receivable* • ***Creditors:*** *Reduction of accounts payable. Repayment of the Eurobond debt. Gross amount of borrowings*

Profit

The profit on sales amounted to **RUR 4,595.4 million in 2002**, including the profit on the electricity and heat sales of **RUR 4,520 million**:

- profit on electricity sales: **RUR 4,930.9 million**;
- loss on heat sales: **RUR 410.9 million**.

As compared to 2001, the amount of the profit on the sales of electricity reduced by **RUR 3,855 million** due to late introduction of energy tariffs and not high enough tariff rates set by the Regional Commissions in 2002, as well as because of increase of depreciation charges within the production costs by **RUR 3,187 million** in connection with revaluation of the fixed production assets.

After the profit tax and other mandatory payments, the net profit of the Company adjusted for contingency revenues and losses amounted to **RUR 646.25 million**.

☐ Distribution of profits, *RUR thou*

	1998	1999	2000	2001	2002*
Retained earnings	**46,917**	**1,649,324**	**1,440,204**	**2,067,573**	**646,254**
Reserve capital	235	0	72,010	206,757	32,313
Accumulation fund	0	196,028	790,452	1,343,187	94,663
Dividends	38,400	79,298	216,729	517,629	519,278
Other purposes	8,282	1,373,998	361,013	0	0

**It is suggested that the figures be approved by the general meeting of shareholders*

☐ Distribution of 2002 Profits, *%*

☐ Dividends	80.4
☐ Accumulation fund	14.6
☐ Reserve capital	5.0



Investments

MOSENERGO's capital construction plan for 2002 provides for appropriation of **RUR 6,495.8 million** for the account of all sources of financing, including **RUR 6,218.27 million** from internal sources.

In 2002, actual capital expenditures totaled **RUR 5,860.11** million on current basis (**90.2%** of the annual plan).

Furthermore, the Company used its funds to effect advance payments in the amount of **RUR 306.75** million for procurement of the equipment to be commissioned in 2003. The Company repaid credits to the EBRD (Zagorsk PSP), Bank Ljubljana (GES-1 Business Center) and AKB Evrofinans (Energosvyaz) for a total of **RUR 383.97 million**.

With an allowance for the advance payments made (including advances for the past years) and credit repayment, the total capital investment costs amounted to **RUR 6,179.13 million**, or **95.1%** of the annual volume.

Sources of finance (less VAT), *RUR million*	Capital expenditures advances	Total investments including
Own funds,	5,658.3	5,879.9
including:		
depreciation (disbursed)	5,580.0	5,785.3
profit	78.3	94.6
Borrowed funds	18.3	96.6
Third-party financing	183.5	202.6
Total	5,860.1	6,179.1

The share of renovation and technical retooling funds in the total capital investments disbursed amounts to **RUR 4,021.8 million**, or **68.6%**, a **RUR 1,114.2 million**, or **38.3%**, increase against the year 2001.

As a result of renovation and technical retooling, new fixed assets in MOSENERGO branches amounted to **RUR 3,541.2 million**.

MOSENERGO's long-term financial investments in other organizations are attributed to non-core lines of business, withdrawal from which is contemplated by MOSENERGO's reformation program.

☐ Capital Investments (with VAT), *RUR mln**

Year	Renovation and technical retooling	New construction and expansion	Total
2002	68,6%	31,4%	6,833.8
2001	53,6%	46,4%	5,426.9
2000	46,8%	53,2%	6,020.0
1999	54,6%	45,4%	4,269.6
1998	53,6%	46,4%	3,294.0

0 1000 2000 3000 4000 5000 6000 7000 8000

☐ Renovation and technical retooling

☐ New construction and expansion

**On current basis*

As of 01.01.2003, MOSENERGO's long-term financial investments in other organizations (totally **46**) amounted to **RUR 69,415.2 thousand**, including **RUR 32,214.0 thousand** as interest in the charter capital of organizations, and **RUR 37,201.2 thousand** in shares.

The amount of dividends received as of 01.01.2003 totaled **RUR 4,465.8 thousand**.

Shares of OAO Menatep Bank owned by MOSENERGO were written off inasmuch as the bank, upon completion of the bankruptcy procedures, was liquidated.

Reporting instruments of subsidiaries, associated companies and other organizations with MOSENERGO's interest therein were gathered for bringing up the matter of determination of their market value and termination of MOSENERGO's membership in the above organizations in MOSENERGO's Property Commission.

The complete list of non-core financial investments is given in the reference materials to this Report in the "Subsidiaries and Associated Companies" table.

Production Cost

As compared to 2001, the production cost increased by **RUR 12.2 billion**, or **35.3%**. The production cost of electricity rose by **RUR 8.3 billion**, or **37.5%**, and that of heat increased by **RUR 3.9 billion**, or **31.3%**.

As compared to the last year, an increase in the production cost is first of all due to a **1.27 increase** in fuel prices, a **2.39 increase** in depreciation allocations (in connection with the revaluation of fixed assets undertaken), a **1.56 increase** in connection fee to RAO UES of Russia, a **1.2 time** increase in repair costs, and a **1.33 time** increase in labor remuneration (in accordance with the

☐ Production Cost of Energy	2002	2001
Electricity, *kopecks/kWh*	53.58	38.96
Heat, *RUR/Gcal*	242.94	184.98

tariff agreement with the sector's trade union, Electroprofsoyuz).

The price of the primary fuel (natural gas) was **644.12 RUR/thou cu m** in 2002, a **28.5%** growth against the last year.

The Kuznetsk coal was **RUR 682 per ton**, inclusive of the railroad tariff, rising **23.2%** year-on-year.

MOSENERGO's maintenance costs totaled **RUR 8.2 billion** in 2002, which is higher than in 2001 due to greater scope of repairs and labor costs at the branches that perform repairs on a contractual basis and at the generation & repair branches.

In the world of today, improvement of cost effectiveness is a precondition for success in business, and a company can only be efficient if it is able to streamline its costs. MOSENERGO has been working on this in a deliberate manner in accordance with yearly operational orders on improving reliability and efficiency of its equipment, and a costs reduction program.

The actual fulfillment of the program accounted for **RUR 882.37 million**, which is **2.2 times** higher than the planned value mainly due to reductions in fuel costs (**RUR 59.5 million** planned, and **RUR 363.0 million** actually fulfilled) and due to decreases in repair costs that actually equaled **RUR 129.87 million** with the target of **RUR 31.0 million**.

The cut in costs of maintenance of non-core assets amounted to **RUR 30 million** as a result of transferring the housing and social assets to municipalities. **21** residential houses and **1** kindergarten were transferred in 2002.

Tariffs

Average Electricity Sale Tariff of MOSENERGO, *kopecks/kWh*

Year	Value
2002	62.25
2001	52.93
2000	38.41
1999	29.20
1998	27.18

Average Heat Sale Tariff of MOSENERGO, *RUR/Gcal*

Year	Value
2002	236.76
2001	194.73
2000	138.46
1999	99.99
1998	81.47

Cost Structure, %

Item	%
Fuel costs	36.7
Labor costs including allocations to social insurance	16.8
Tangibles and other cash expenses	14.1
Prescribed allocations for the account of production costs	12.2
Depreciation	12.2
Costs of repairs performed by contracted personnel	8.0



In 2002, electricity and heat tariffs in the city of Moscow and the Moscow Region were twice adjusted by the Regional Energy Commissions on May 1, 2002, and August 1, 2002.

Growth in Tariffs during the Year, %

	%
Electricity	
The System	35.1
The city of Moscow	30.8
The Moscow Region	42.1
Heat	
The System	34.4
The city of Moscow	33.5
The Moscow Region	52.4

In contrast to previous tariff adjustment periods, the Moscow REC imposed voltage-dependant tariffs for certain groups of consumers of the city of Moscow and the Moscow Region by its resolution in 2002.

The negative consequences of 3–5 month delayed imposition and inadequate level of new tariffs imposed in May and August are lost profits and impairment of the Company's financial position in 2002 because heat was sold at a price below its production cost.

MOSENERGO's key goal in tariff policies is to stand upon its position at the Moscow City and Moscow Region RECs that is to bring the existing tariffs to an economically justified level step-by-step.

☐ Tariffs and Margin

	MOSENERGO	The city of Moscow	The Moscow Region
Electricity, *kopecks/kWh*			
— Average fixed tariff	65.67	70.84	59.22
— Average sale tariff	62.25	66.75	56.71
— Production cost	53.58		
Margin, *%*	16.2		
Heat, *RUR/Gcal*			
— Average fixed tariff	233.05	234.10	215.00
— Average sale tariff	236.76	237.79	218.55
— Production cost	242.94		
Margin, *%*	−2.5		

Sales

In 2002, the sales of commercial products (without VAT) amounted to **RUR 52,962.4 million**, including **RUR 51,163.5 million** to electricity and heat consumers. The growth of electricity and heat sold, as compared to 2001, equaled **RUR 9,255.8 million**, or **22%**.

An increase in commercial product sales is due to higher average energy tariffs whose growth compensated for the reduction in effective sales of heat.

Revenues from commercial product sales in 2002 were **RUR 54,058.9 million**, or **102%** in relation to the amount of products supplied.

☐ Structure of Payments for Energy, *%*

2002 98.7 0.9 0.4
2001 95.6 4.0 0.4
2000 82.8 2.6 14.6
1999 45.0 10.7 44.3
1998 46.0 7.0 47.0
0 10 20 30 40 50 60 70 80 90 100

☐ Cash and target financing
☐ Bank bills of exchange
☐ Other types of payment

☐Sales by Payment Categories, *RUR mln*

	Cash and target financing	Bank bills of exchange	Other payment categories	Total sales
2000	26,126	818	4,618	31,562
2001	42,706	1,773	175	44,654
2002	51,609	450	200	52,259

○ Revenues from sales of electricity and heat to own consumers were **RUR 52,259.3 million**, or **102%** in relation to the sales, including:

- **RUR 37,179.8 million** for electricity, or 105%;
- **RUR 15,079.5 million** for heat, or **95.8 %** of the amount of energy supplied.

As compared to 2001, energy sales grew by **RUR 7,605.4 million**, or 17.0%. The increase in the volume of electricity and heat sold against the last year is due to the growth in average sale prices of commercial products.

The Company performs an ongoing work to achieve a **100%** payment for energy consumed and to recover consumer debts, which resulted in a **14.0%** reduction of the accounts receivable from electricity and heat consumers, including those for supplies to Federal Wholesale Market (FOREM) (with VAT) in 2002 (from **RUR 10,108.9** to **8,690.4** million).

A reduction in the Company's accounts receivable is due to a decrease in receivables from enterprises of the Ministry of Defense, military and industrial complex, agricultural complex, Moscow Railways, and wholesale resellers of electricity.

Accounts receivable for electricity supplied to FOREM in 2002 reduced from **RUR 1,284.3 million** to **RUR 749.0 million**, or **41.7%**.

Accounts receivable from own consumers of electricity and heat reduced from **RUR 8,824.6 million** at the beginning of the year to **RUR 7,941.4 million**, i.e. by **10.0%**, including **RUR 141.4 million** written off to losses.

☐ Energy Supplies and Payments by Own Consumers (with VAT), *RUR mln*

Year	Effective sales	Sales
2002	61,377	62,158
2001	50,079	53,699
2000	34,202	37,487
1999	25,267	25,201
1998	22,991	20,579

10,000 20,000 30,000 40,000 50,000 60,000 70,000

☐ Effective sales

○ Sales

☐ Structure of Accounts Receivable for Energy Sold, *%*

☐ Current and other debts	74.0
☐ Bad debts	10.6
☐ Debts covered by agreements	9.7
☐ Debts in the supervision phase (bankruptcy)	4.0
☐ Moratorium debts	1.7

○ A problematic debt of **RUR 1,298 million** formed in the accounts receivable from own energy consumers. That debt cannot be recovered without implementation of a long-term action program and includes:

- **RUR 841 million** in bad debts;
- **RUR 137 million** in moratorium debts.
- **RUR 320 million** in debts of consumers undergoing bankruptcy proceedings in an external management phase.

Out of the remaining accounts receivable of **RUR 6,643 million**, a debt of **RUR 772 million** was restructured and **RUR 1,346 million** is covered by writs of execution.

Accounts receivable of **RUR 4,525 million** that are off the problematic group or covered by restructuring agreements account for **61.0%** (**18.8 days**) of the average monthly sales of MOSENERGO.

Receivables from Moscow consumers increased by **6.0%** in 2002, including by **29.9%** for heat with a **38.0%** downfall for electricity.

☐ Accounts Receivable from Consumers for Energy, *RUR mln*

Date	Electricity	Heat	Total
01.01.2003	4,302	3,639	7,941
01.01.2002	5,970	2,855	8,825
01.01.2001	8,587	3,858	12,445
01.01.2000	10,799	4,902	15,701
01.01.1999	11,190	4,445	15,635

0 4,000 8,000 12,000 16,000

☐ Electricity

☐ Heat

Receivables of the Moscow Region consumers reduced by **23.5%**, including by **24.8%** for electricity with a **0.2%** increase for heat.

The Company performs an ongoing work to reduce the debts of consumers sponsored from the Federal budget as well as the budgets of the city of Moscow and Moscow Region.

Creditors

The Company's accounts receivable, including borrowed assets, have reduced from **RUR 15.1 to 14.0 billion**.

As of January 1, 2002, the borrowed assets amounting to **RUR 9,517.9 million** consisted of long-term (repayable after more than 12 months) borrowings and loans equaling **RUR 2,982.7 million** and short-term (repayable within 12 months) borrowings and loans accounting for **RUR 6,535.2 million**.

As of January 1, 2003, the structure of the borrowed assets has changed due to the repayment of the Eurobond debt. The repayment was made in accordance with the Bond Agreement. The amount of the Eurobonds repaid was **USD 109.97 million**. The coupon interest was **USD 4.6 million**. This resulted in a double reduction of the short-term borrowings and loans to **RUR 3,245.9 million**. The long-term borrowings and loans equaled **RUR 4,089.2 million** (raising by **37.1%**). The borrowed assets totaled **RUR 7,335.1 million**, i.e. reduced by **23.0%** in 2002.



1927. Control unit of the thermoelectric plant (LAPS-5)

2002. Modular control panel of the thermoelectric plant (TEP-27)

How We Achieve Our Results

MOSENERGO Today: Production features and organizational structure of the Company • Power Generation and Transmission: History and structure of electricity and heat generation and consumption • Capital Construction: Pattern of investments. New construction, refurbishment and technical upgrade • Technical Refurbishment and Development: Energy Program for Region Development Through 2010 and its implementation • Information Technologies: Integrated information communications network. Internet technologies • Corporate Governance: Control over the Company's business. Protection of the rights of shareholders and investors. Transparency and availability of information • Shareholders' Meetings in 2002 • Report of the Board of Directors • Audit Commission Report • Executive Board's Work • Issuing of Shares: Charter capital and issuing of shares. Ownership structure • Price of Securities • Dividend History: Accruing and payment of dividends • Subsidiaries and Associated Companies • Company Restructuring: Draft, preparatory phase and prime objectives of the reform

MOSENERGO Today

The Company's power system is a complex set of power plants, transmission lines, transformer substations, heating grids, and pumping stations linked up for joint operation, having a common operation mode and relying on a shared capacity reserve and a centralized operation and dispatch control system. The Company's installed electrical capacity totals **14.8 thousand MW**, the installed heat capacity is **35.4 thousand Gcal/h**, the length of high voltage **35–500 kV** transmission lines is **19.4 thousand km**, the length of **0.4–10 kV** distribution lines is **58.3 thousand km**, that of cable grids is **55.0 thousand km**, and the heating grids are **2.4 thousand km** long.

□ MOSENERGO's structure



GENERAL ASSEMBLY OF SHAREHOLDERS
Chairman of the Board of Directors
BOARD OF DIRECTORS
Director General
EXECUTIVE BOARD
Chairman of the Commission
AUDITING COMMISSION
ADVISORY COUNSIL FOR THE SUBSIDIARIES
GENERAL DIRECTORATE
13 electric power grids, MCG, H-VCG
21 electric power station
Heating Grid
Energosbyt
Energosvyaz
3 works subsidiaries
4 design and construction bureaus
6 maintenance and construction
8 other

The Company comprises **60 branches** making up a single production and technological complex.

Energy and power for the energy system are generated by **21** power plants. Most of the system's power plants generate both electricity and heat. MOSENERGO's thermal plants operate **129** turbines, including **110** cogeneration steam turbines, **11** condensation cycle turbines, **6** gas turbine units and **2** expansion generating units.

Transmission of electricity from the power plants to consumers, as well as maintenance of high voltage and distribution grids, cable lines, and transformer and distribution substations are provided by **13** electrical grid branches, **5** of which serve both the city of Moscow and the Moscow Region, **8** serve the Moscow Region only. The Moscow Cable Grid branch serves the city of Moscow and the High-Voltage Cable Grid branch serves the city of Moscow and some lines in the Moscow Region.

Transmission of heat and operation of Moscow's heating grids are the responsibility of the Heating

Grid, also a branch. Sales of electricity and capacity to consumers are handled by MOSENERGO's Energosbyt. In Moscow, heat sales go through the Heating Grid; and in the Moscow Region, heat is sold by LAPSs Nos 3, 4, 5 and TEPs No. 6 & 17. Along with the power plants and grids, the energy system's operation is supported by its factories, maintenance, construction and equipment setup branches, an IT Center, Energosvyaz, design and development bureaus and other branches.

Power Generation and Transmission

The analysis of electricity consumption and capacity history in the Moscow area for the last years shows a steady growth in electricity consumption and capacity by **4%** and **3%** respectively. In 2002, the Moscow area not only reached its peak of 1990 electricity consumption (**74.1 billion kWh**), but also exceeded that level (**75.4 billion kWh**).

The peak power consumption was recorded on December 24 at 5 p.m. at the ambient temperature of **−17.0°C**. It was **14,230 MW**, a **4.1%** increase against the last year. That peak was covered by the generation of MOSENERGO's own power plants through own **110–220 kV** distribution grids. At the same time, **110–220 kV** distribution grids of MOSENERGO

☐ Electricity Consumption History, *billion kWh*

Year	Industry	Non-industrial consumers	Residents	Wholesale resellers	Transport	Agriculture
2002	16.9	14.5	12.7	7.8	4.1	0.9
2001	16.0	13.2	11.9	8.0	4.0	0.9
2000	14.4	12.0	11.2	8.7	3.9	0.9
1999	14.0	11.4	10.7	8.1	3.8	1.0
1998	13.5	11.7	10.7	7.6	3.8	1.0

☐ Electricity Consumption Structure, *%*

Year	Industry	Non-industrial consumers	Residents	Wholesale resellers	Transport	Agriculture
2002	29.7	25.5	22.4	13.8	7.1	1.5
2001	29.7	24.5	22.1	14.8	7.3	1.6
2000	28.2	23.5	21.8	17.1	7.6	1.8
1999	28.7	23.3	21.9	16.5	7.7	1.9
1998	28.0	24.3	22.2	15.6	7.9	2.0

☐ Installed Electrical Capacity, *MW*

Year	MW
2002	14,797*
2001	15,100
2000	14,910
1999	14,844
1998	14,797
1997	14,704
1996	14,686
1995	14,478
1994	14,445
1993	14,146

**A reduction in the installed electricity capacity is due to decommissioning of Unit No. 3 of Kashira LAPS-4 for refurbishment*

☐ Generated Electricity and Sales, *billion kWh*

Year	Generated electricity	Effective sales to own consumers	Consumption in the Moscow area
2002	71.2	56.9	75.4
2001	71.4	54.1	72.6
2000	68.9	51.1	68.5
1999	62.7	49.1	65.0
1998	64.2	48.4	63.6
1997	66.8	47.2	62.4
1996	73.1	46.7	61.4
1995	72.7	47.0	61.5
1994	71.6	48.4	62.7
1993	70.2	52.1	66.6

operated at its full capacity due to the transit power flow of **1 million kW** to other power systems as was prescribed by SO-CDU UES.

In 2002, electricity generation by MOSENERGO's power plants amounted to **71.2 billion kWh**, a **0.2%** reduction against the last year, including **48.4 billion kWh** in Moscow, a **2.1%** increase as compared to the last year.

A reduction in the generation for the power system as a whole is due to the unloading of MOSENERGO's power plants that has been conducted under the instructions of SO-CDU UES from the beginning of the year, which is stipulated by the operational mode factors of UES of Russia.

56.9 billion kWh of electricity were sold to MOSENERGO's own consumers, which is **5.2%** more than in the last year due to a growth in consumption by non-industrial consumers (**9.2%**), industry (**5.5%**), railway transport (**4.1%**) and residents (**6.6%**).

Electricity consumption by wholesale resellers and agricultural consumers has reduced by **1.9%** each.

In order to meet a growing electricity demand while the own electricity generation by the coal and oil fuel burning units of power plants has reduced, MOSENERGO was purchasing electricity from other areas during 2002 subject to the economical interests of the power system.

Electricity purchases amounted to **3.16 billion kWh**, given a plan of zero balance of electricity flow

☐ MOSENERGO's Electricity Balance in 2002, *million kWh*



Power plant generation 71,184.8
Technological losses 9,202.7
Internal consumption 5,554.2
Production needs 2,789.5
Effective sales of electricity 56,911.1
Own consumption 56,911.1
Moscow City 31,376.7
Moscow Region 25,534.4
Purchases in the Wholesale Market 3,163.7
Purchases from modular plants 109.0

☐ Installed Heating Capacity, *Gcal/h*

Year	Gcal/h
2002	34,992*
2001	35,358
2000	34,951
1999	35,086
1998	34,826
1997	34,453
1996	34,190
1995	33,833
1994	33,919
1993	33,548

Scale: 33,000 33,500 34,000 34,500 35,000 35,500

**A reduction in the installed heat capacity is due to decommissioning of Unit No. 3 of Kashira LAPS-4 for refurbishment*

☐ Effective Sales of Heat, *mln Gcal*

Year	mln Gcal
2002	66.5
2001	67.4
2000	64.1
1999	67.4
1998	73.4
1997	76.3
1996	79.0
1995	77.3
1994	84.2
1993	87.1

Scale: 0 10 20 30 40 50 60 70 80 90 100

(**1,769.7 million kWh** at tender, **1,368.5 million kWh** at the instruction of the Operational Dispatch Administration of the Center, **25.5 million KWh** at MOSENERGO's initiative).

Technological losses of electricity in MOSENERGO's grids, without losses in the grids of municipal unitary companies (MUCs) that deliver electricity to consumers, amounted to **8.9 billion kWh** while the total electricity volume supplied to the grids stood at **68.9 billion kWh**.

☐ Electricity Supplies to FOREM, *million kWh*

	1998	1999	2000	2001	2002
Electricity supplies to FOREM	1,879.4	1,563.8	1,484.3	641.4	0
Electricity purchases from FOREM	0	0	2.2	774.7	3,163.7

The reduction of electricity losses in MOSENERGO's grids equaled **5.0%** while electricity supplies to the grid grew by **4.4%** against the 2001 levels, which means a saving of more than **RUR 290 million**.

In order to reduce transmission losses in electricity grid branches, idle transformers were turned off, electricity consumption by grid substations for own needs was reduced, and grid facilities were refurbished.

☐ Effective Sales of Heat History, *mln Gcal*

	Housing organizations	Industry	Other consumers
2002	39.7	21.6	5.2
2001	39.9	21.9	5.6
2000	37.9	21.0	5.2
1999	39.5	22.7	5.2
1998	42.8	25.2	5.4

0 10 20 30 40 50 60 70 80

☐ Housing organizations

☐ Industry

☐ Other consumers

In 2002, Energosbyt and its branches replaced **516,800** metering units and conducted **4,430** inspections resulting in **651.9 million kWh** of electricity found to be under-metered by consumers.

MOSENERGO is the principal supplier of heat to the Moscow area customers: Moscow city consumers receive **94.6%** of heat and regional consumers receive **5.4%**. The connected heating load of consumers had been **30,661.0 Gcal/h** by the beginning of 2002.

In 2002, **72.5 million Gcal** of heat were sold from power plant manifolds. As compared to the last year, a reduction of heat sales was **1.0%**, which is explained by a higher ambient temperature (plus **6.2°C** against plus **5.9°C** in 2001).

66.5 million Gcal of heat (in steam and hot water) were sold to heat consumers in 2002, a **1.3%** reduction against the last year due to reduced heat consumption by industry, utilities, housing and other organizations. As compared with 2001 for the system as a whole, heat sales in hot water reduced by **0.8%**, and by **12.8%** in steam.

Heat consumption by wholesale resellers increased by **22.5%** for the account of connection of additional consumers to Mosgorteplo grids as well as by **2.8%** in the commercial sector and by **2.6%** in construction.

Process consumption (losses) for heat transmission amounted to **9.02%** in 2002.

☐ Effective Heat Sales Structure, *%*

	Housing organizations	Industry	Other consumers
2002	59.7	32.5	7.8
2001	59.2	32.5	8.3
2000	59.0	32.9	8.1
1999	58.6	33.7	7.7
1998	58.3	34.3	7.4

0 10 20 30 40 50 60 70 80 90 100

☐ Housing organizations

☐ Industry

☐ Other consumers

Capital **Construction**

In 2002, Khapilovskaya and Yuzhno-Izmailovskaya Thermal Pumping Stations were commissioned under the newly constructed facilities titles and the construction of the **110 kV** City substation was completed by launching two **63 MVA** transformers. The construction of the Ostashkovskaya Heating Main and new Akademicheskaya and Shukolovo **110 kV** substations was continued. They are scheduled for commissioning in 2003.

TEP-17 replaced R-22-90/12 Turbine No. 3 for PT-30-8,8 cogeneration steam turbine as part of its refurbishment and upgrade program, thereby commissioning a **32 MW** capacity. The installation of Boiler No. 10 at TEP-11 and replacement of Boiler No. 9 at TEP-20 have been completed, with the capacity of each boiler being **500 tons per hour**. TEP-22 completed Phase 2 of the refurbishment of TPP-210A Boiler No. 9, replaced the transformer of Turbine No. 7 and installed a process control system at Turbine No. 5.

The Heating Grids have refurbished **16.77 km** of heating mains.

The Electrical Grids have refurbished the Yakovlevo and Barvikha **110 kV** substations, commissioning **32 MVA** and **126 MVA** capacities respectively, and modernized the overloaded transformer and distribution substations thus commissioning **44.3 MVA** of transformer capacities. **47.11 km** of **35 kV** and above overhead transmission lines, **9.41 km** of up to **10 kV** cable lines and **600.8 km** of **0.4/6–10 kV** overhead lines have been upgraded.

Technical **Refurbishment** and **Development**

To meet the growing demands of the Moscow area for energy, MOSENERGO assisted by the Moscow City and Moscow Region Governments has developed an Energy Program for Region Development Through 2010. Performance of large-scale technical refurbishment and introduction of new generating capacities as envisaged by the Program will enable MOSENERGO to keep the production potential at a level that meets today's requirements and competitive capability in the Russia's energy market.

Structure of Capital Investments in 2002, *%*

Heating Grids	37.9
Power plants	25.8
Electrical Grids	24.8
Others	5.6
Non-production	5.4
Agriculture	0.5



Commissioning and Replacement of Generating Capacities in 2003–2007, *MW*

Year	New construction and expansion / Technical refurbishment and upgrade	Total
2007	265 / 110	375
2006	220	220
2005	135	135
2004	31.3 / 557	588.3
2003	130	130

Scale: 0, 100, 200, 300, 400, 500, 600, 700

New construction and expansion

Technical refurbishment and upgrade

Beginning from 2004, turbines with a total capacity of **500–600 MW** will have been expiring every year. The Company now operates **49** power boilers with the age of **40** and more years, **34** generators more than **30** years old, and over **600** transformers with the age exceeding 30 years.

The equipment of power plants and grids should always be operationally available and meet modern technological requirements to ensure that the power system successfully fulfills its production program and supplies power to customers on a continuous basis.

According to prospective programs, four more E-160-3,9-440 GM boilers will be installed at TEP-1, and **120** and **350 MW** asynchronous generators will be launched.

If a **110 MW** gas turbine manufactured by the Rybinsk Plant is tested successfully, it is expected to be commissioned as a build-up for K-330 power unit at LAPS-24 and for PGU-170 at Unit No. 4 of TEP-27.

Chip-based automated control systems are generally introduced at many technically refurbished and upgraded facilities, in addition to the replacement of the capital equipment.

The full list of generating capacities that are planned to be commissioned and replaced is given in the Reference Materials Section of this Report.

Information Technologies

MOSENERGO's Integrated Information Communications Network (IICN) includes a digital primary communications network (DPCN) and a system of digital secondary networks, or integrated information technology and area networks (ITANs) designed for all kinds of information exchange and provision of a variety of communications services both between certain branches and the General Directorate and among certain sites and network users.

O MOSENERGO's integrated information network supports all operation & process related and technological types of communications. Structurally, it consists of the following units and systems:

- Digital primary communications network of MOSENERGO;
- primary network control centers;
- digital (regional) technological networks of branches integrated with or overlaid on DPCN;
- local area (regional) networks (LANs) of branches united by DPCN into MOSENERGO's integrated information area network (IIAN);
- General Directorate's local area network integrated with IIAN;
- routing and information flow nodes of IIAN;
- Energosbyt's local data collection networks integrated with the regional network of Energosbyt;
- technological networks of the Moscow Cable Grid, Heating Grids, Electrical Grids and other branches of MOSENERGO;
- dispatch and technological control networks, networks of the Central Dispatching Unit and relay protection and automation networks.

At the same time, IIAN forms one of MOSENERGO's major integrated ITANs that provides for data transmission and access to all shared network resources for users and all branches of MOSENERGO.

MOSENERGO's integrated information communications network includes units for operative & technical maintenance and repairs and for operative & technical control of DPCN and the digital secondary communications network (DSCN), that secure the requisite quality and reliability parameters of certain systems and IIAN as a whole.

MOSENERGO's digital primary communications network includes an SDH traffic network, ATM overlay network, respective SDH and PDH level access networks and a primary network control center.

Three neighboring fiber optic rings were built within downtown Moscow and its adjacent areas (Central FOCL with Lucent Technologies SDH digital equipment; Kozhukhovskaya FOCL with the use of ECI Telecom synchronous digital multiplexors; and Eastern FOCL Complex along the Moscow Ring Motor Road (MKAD) with the use of Nortel TN-4XE synchronous digital multiplexors).

In 2002, the Company continued its efforts to ensure the operation and integration of the existing communications systems with telematic equipment and to develop and enhance the dispatch and technological control of the power system aimed at improving its quality, operational efficiency and dependability through introduction of advanced digital telecommunication and information technologies.

Hicom-300 central PABX was upgraded with the view to developing MOSENERGO's technological telephone system. The number of subscribers with city access reached 3651 and the number of those without city access is **201**.

The intercom system of MOSENERGO's General Director was extended and modernized.

The network of digital PABXs of branches was extended, their subscriber capacity was increased, digital dispatch communications networks were upgraded, and startup works were performed and equipment was supplied for digital PABXs of MOSENERGO's branches.

The total length of fiber optic communications lines exceeds **750 km**, with approximately **60%** of them being in **110–220 kV** overhead ground-wire cables and **40%** being in cable ducts.

As part of development of the Internet technologies, the Company organized the system management of works relating to the installation of the Zastava firewall at MOSENERGO's website to ensure data protection in MOSENERGO's corporate information area network against unauthorized access through the Internet.

The Company continued to develop Internet resources for MOSENERGO and **2,000** workplaces have now access to the Internet.

The works are financed through capital construction (modernization of technical communications facilities and computers) and through core production (acquisition of licenses and development of software).

Corporate **Governance** Principles

At MOSENERGO, the corporate governance is based on the regulatory and legal acts that include laws and regulations of the Russian Federation, regulatory documents of RAO UES of Russia, and MOSENERGO's internal rules and methodological documents.

○ The corporate governance and control of the Company's business is exercised by:
- General Meeting of Shareholders;
- Board of Directors of the Company;
- Auditing Commission;
- General Director — Chairman of the Executive Board of the Company;
- Executive Board of the Company.

The principles of corporate governance adopted by MOSENERGO are designed to protect the rights of its shareholders and make the Company an attractive investment target.

○ The protection of the rights of Shareholders and investors is attained by:
- reliable and efficient methods of registration of the shareholders' ownership rights to the shares;
- ability of free and quick alienation of the shares belonging to the shareholders;
- shareholders' right to participate in the management of the Company by making decisions on most important issues of its business through voting at general meetings of shareholders;
- participation in the Company's profits in the form of dividends;
- right to take decisions according to the established procedure on the making of major and similar transactions by the Company;
- right to receive complete and true information about the Company regularly and in time;
- reporting by the Company's management and control bodies to the shareholders.

○ The transparency and information openness of the Company is attained by:
- holding General Meetings of Shareholders, before which each shareholder receives a set of documents that includes all requisite information about the meeting to be held;
- issue and distribution of annual and quarterly reports to the shareholders;
- holding conferences with investment analysts;
- placement of information and reports at MOSENERGO's web site.

The quality of MOSENERGO's business management is controlled and assessed by the Board of Directors of the Company.

Shareholders' **Meetings** in 2002

Two General Meetings of MOSENERGO's shareholders were held in 2002.

Pursuant to the Federal Law "On Joint-Stock Companies," an extraordinary Shareholders' Meeting of MOSENERGO was held on April 6, 2002, in the form of an absentee voting at the request of RAO UES of Russia, a **50.87%** shareholder, with one issue on the agenda, to wit the approval of the restated Company's Charter.

The convocation of the extraordinary meeting was due to the need to bring MOSENERGO's Charter in compliance with the requirements of the Federal Law "On Joint-Stock Companies" as amended and supplemented as from January 1, 2002. The restated version of MOSENERGO's Charter was adopted by **96.2%** of the shareholders participating in the meeting.

Pursuant to the restated Company's Charter, the Board of Directors of MOSENERGO passed a resolution on April 15, 2002, to appoint Arkady V. Yevstafiev General Director of MOSENERGO.

The following General Meeting of MOSENERGO's Shareholders was held on May 30, 2002, to discuss the results of the operations and business in 2001. The Shareholders' Meeting approved the Company's annual report, profit and loss account basing on the financial year results, 2001 profit distribution, 2001 dividend and elected the Board of Directors and the Auditing Commission of the Company.

Report of the Board of Directors

The composition of the Board of Directors newly elected at the Shareholders' Meeting has considerably changed. I.N. Muravyov, N.I. Serebryanikov, A.N. Karev, A.N. Remezov and V.G. Zavadnikov vacated their offices.

Five new members were elected to the Board of Directors. They are A.V. Yevstafiev, A.V. Matveev, V.Yu. Platonov, O.B. Oksuzyan and P.M. Teplukhin.

At the first meeting, A.Ya. Kopsov, Director for Construction of Generation Facilities of RAO UES of Russia, was elected unanimously the Chairman of the Board of Directors.

The Board of Directors of the Company defines the priority areas of the Company's development, exercises the strategic management of the Company's business, ensures the control of the activity of the Company's executive bodies and reports to shareholders. Independent directors are required to be the members of the Company's Board of Directors to ensure the efficiency of exercising the functions of the Board of Directors and protection of the shareholders' interests. Two independent directors, Anatoly A. Chabak and Pavel M. Teplukhin, are working at MOSENERGO's Board of Directors. They were nominated by the minority shareholders and approved by the Association for Protection of Investor Rights as independent directors.

MOSENERGO's reform working group was created at the Board of Directors of MOSENERGO to coordinate the process of the Company restructuring in the context of the interests of all shareholder groups. The working group includes representatives of MOSENERGO, Moscow and Moscow Region Governments, RAO UES of Russia and minority shareholders.

In 2002, the Board of Directors every three months discussed at its meetings reports by A.V. Yevstafiev, General Director of MOSENERGO. The reports dealt with the results of the financial and business operations, preparation and performance of repairs in the power system, preparation of power plants for autumn and winter peaks and procurement of requisite fuel inventories. The issues of increasing the level of the Company's corporate governance, improving the efficiency of sales and responsibility for operation results, fulfillment of the programs of cost management and of raising external financial resources were also reviewed.

The Board of Directors discussed the issues of the forthcoming restructuring of MOSENERGO five times in accordance with the guidelines of RAO UES of Russia. These efforts are expected to become more intensive after the State Duma's adoption of a package of laws on the electricity sector reform.

In the reporting year, MOSENERGO has not made any transactions classified by the Federal Law "On Joint-Stock Companies" as major transactions or transactions in which there is an interest, or other transactions required by the Company's Charter to be made in accordance with the procedure for approval of major transactions.

Pursuant to the Statute on Payment of Remuneration and Compensations to Members of the Board of Directors, each member of the Board of Directors received a remuneration at the rate of three minimum wages of a first class worker (approximately **RUR 4,500**) for the participation in the meetings.

Pursuant to the same Statute, the members of the Board of Directors received the remuneration upon the year-end results taking into account the number of the meetings attended by the member of the Board of Directors.

The amount of the remuneration to the members of the Board is determined by the Resolution passed by the Board of Directors of the Company on June 18, 2001, Minutes No. 2.

The total amount of remuneration (including wages, bonuses, etc.) paid by the Company to the members of the Board of Directors and the Board of MOSENERGO in 2002 was **RUR 30,921,335**.

The Company has no information about transactions among the members of the Company's managing bodies and the Company or about legal actions filed against the members of the Company's managing bodies.

The whole activity of the Board of Directors became more transparent for shareholders in 2002 because key resolutions adopted at the meetings of the Board of Directors were regularly posted at MOSENERGO's web site.

Audit Commission Report

The Audit Commission of MOSENERGO was elected for 2002 by the General Meeting of Shareholders on May 30, 2002. The Audit Commission's powers expire at the time of holding the 2002 Annual General Meeting of Shareholders.

As required by the Statute "On the Audit Commission of MOSENERGO, Open Joint Stock Company for Energy and Electrification," all members of the Audit Commission are the holders of ordinary shares in the Company and are not the members of the Board of Directors, nor hold other offices in the managing bodies of the Company. The candidates to the members of the Audit Commission have been approved by RAO UES of Russia.

O The Audit Commission conducted 2 internal audits of the financial and business operations of the Company in the reporting year:

- internal audit of the financial and business activity of MOSENERGO based on the 9 months' results;
- internal audit of the financial and business activity of MOSENERGO based on the 2002 results.

Audit reports were submitted to the management of the Company. Based on the results of the audit of the financial and business operations of MOSENERGO in 2002, the Audit Commission prepared a report certifying the authenticity of the Company's accounting and financial statements, which was submitted to the General Meeting of Shareholders.

Executive Board's Work

The Executive Board of MOSENERGO is an executive managing body. It consists of **15 persons** who are in employment with the Company.

In 2002, the Executive Board met every week in accordance with the quarterly plans approved. The meetings considered crucial issues of financial and business operations, including budget planning and implementation, fuel supplies and payment, and control of the fulfillment of resolutions made by the Executive Board.

Technical and economic performance of the Company, results of energy sales, taxation and settlements with the budget were reviewed each month. The issues of the Company's reforms, state registration of the ownership rights to the Company's real estate, capital construction and repair work progress and payment, completion and supply of branches with inventories and technical resources were discussed. In addition, the issues relating to the social security of the Company's employees and pensioners were considered. HR-related and other resolutions were made.

A lot of things were done in 2002 to stabilize the financial position of the Company as regards mobilization of funds, resolution of items pertaining to the sales of commercial product, handling of consumer debts and Company's own indebtedness.

For dispatch of current business, the Director General holds weekly routine meetings of the General Directorate executives.

Issuing of Shares

The Charter Capital of the Company equals **RUR 28,267,726,000** and is divided into **28,267,726,000** ordinary registered shares of one **(1) ruble** par value each. Each ordinary registered share entitles its holder to the same scope of rights in accordance with the effective legislation of the Russian Federation.

MOSENERGO has conducted four issues of ordinary registered shares. The first issuance of MOSENERGO's shares was undertaken in 1993 in the process of the Company privatization and was distributed as follows: **49.0%** of shares were transferred by the State to the statutory capital of RAO UES of Russia, **51.0%** of shares were placed through a private subscription among the

labor collective members. The second and third issues of MOSENERGO's shares conducted at the expense of the funds from the revaluation of the Company's fixed assets in 1994 and 1998, respectively, have been placed among the shareholders in proportion to the share of their contributions to the Charter Capital of MOSENERGO. MOSENERGO's fourth issue of **2,667,726,000** shares was placed in 2000 through a tied private subscription to the Moscow City Government represented by the Moscow's Department of Property and to RAO UES of Russia.

MOSENERGO issued Eurobonds in 1997. The nominal value of the **8.375%** p.a. bond loan was **USD 200 million**, maturing after **5 years**. The issue was completely repaid in October 2002.

☐ Share Capital structure, *%*

RAO UES of Russia	50.87
Legal entities and nominee holders	38.41
Individuals	7.77
Moscow City Government	2.95



☐ Structure of MOSENERGO's Share Capital, *%*

	Interest in Charter Capital	
	31.12.2001	31.12.2002
RAO UES of Russia	50.87	50.87
Moscow City Government	2.95	2.95
Legal entities and nominee holders	37.86	38.41
Individuals	8.32	7.77

☐ Major Holders of Shares (as of 31.12.2002), *%*

	Interest in Charter Capital
RAO UES of Russia	50.87
ZAO ING Bank (Eurasia)/ING Depository (nominee holder, ADR program depository)	22.39
NP Natsionalny Depositarny Tsentr (National Depository Center) (nominee holder)	6.26
ZAO Depozitarno-Kliringovaya Kompaniya (Depository Clearing Company) (nominee holder)	6.07
Moscow City Department of Property	2.95



☐ MOSENERGO's 2002 Share Trading History in Major Trading System, *USD '000*


25,000
20,000
15,000
10,000
5,000
0
Maximum traded volume — 19.03
January 3
December 30

☐ London over-the-counter trading
☐ MICEX trading
☐ RTS trading

MOSENERGO's 2002 Share Price and RTS Index History


450
400
350
300
250
200
150
0.06
0.04
0.02
Max. 425.43 (20.05)
Max. $0.048 (23.01)
RTS Index
Share price, USD

Price of Securities

MOSENERGO shares are actively dealt in by major trading systems of the Russian stock market, Moscow Interbank Currency Exchange (MICEX) and RTS Stock Exchange (RTS).

MOSENERGO implemented an ADR program for the Company's shares according to Rule 144A of Regulation S. Level I ADRs are now outstanding, and the percentage of MOSENERGO's shares deposited against ADRs is **22.4%** of the Charter Capital of the Company as of 01.01.2003.

The Bank of New York is the program depository. One depository receipt corresponds to 100 shares of MOSENERGO. Depository receipts for MOSENERGO's shares are dealt in on over-the-counter markets in the U.S. and Europe.

In 2002, the Russian stock market was affected by the development of the situation in the world markets: fluctuations of oil prices, corporate crisis in the U.S., growth of the political tension in the Middle East, strikes in Venezuela, Brazil, etc.

The growth of the Russian Trading System index (general indicator of changes in Russian company share prices) was only **35%** in 2002, while the indicator equaled **83%** in 2001, and therefore the growth of prices of the Russian companies' shares was almost 3 times slower in 2002 than it was in 2001.

The situation in the share market of the energy companies was aggravated during the whole year by the uncertainty of reforms in the sector. In the late December, the State Duma adjourned the second reading of the draft energy laws until the first quarter of 2003.

According to RTS, MOSENERGO's share price fluctuated during the year basically within the range of **USD 0.044** to **USD 0.028**. The Company's year-end capitalization totaled **USD 896 million**.

MOSENERGO's Share Codes in Russian Major Trading Systems

RTS Stock Exchange	MSNG
Moscow Interbank Currency Exchange	RU14MSNG3008 RU0008958863

MOSENERGO's ADR Tickers

U.S. over-the-counter market	AOMOY
European (London) over-the-counter market	AOMDLI

Trading Volume of MOSENERGO's Shares in 2002 in Major Trading Systems, *USD million*

RTS	133.75
MICEX	821.38
European (London) over-the-counter market*	199.52

** Trading volume of depository receipts issued for the Company's shares*

Dividend History

While accruing and paying its dividend, MOSENERGO meets the requirements of the Federal Law "On Joint-Stock Companies" and the Company's Charter. MOSENERGO's dividend policies are oriented towards increasing the amount of the dividend accruing to the shareholders.

In 2002, dividend on MOSENERGO's shares was accruing and paid based on the 2001 work results in strict compliance with the resolution of the General Meeting of Shareholders. The dividend was paid in full within **60** days after the date when the resolution was made by the Shareholders' Meeting.

In consideration of the net profit received by the Company in 2002, MOSENERGO's Board of Directors recommends that the General Meeting of Shareholders should approve the dividend based on the Company's 2002 work results in the amount of **RUR 0.01837** per share.

Period	Amount of payment per share, *RUR*	Total amount of dividend accrued, *RUR thou*	Dividend yield*, *%*
In 1994 based on the 1993 work results	2	9,613	—
In 1995 based on the 1994 work results	0.02	51,200	—
In 1996 based on the 1995 work results	0.05	128,000	4.48
In 1997 based on the 1996 work results	0.05	128,000	0.66
In 1998 based on the 1997 work results	0.05	128,000	0.71
In 1999 based on the 1998 work results	0.0015	38,294	0.30
In 2000 based on the 1999 work results	0.003	79,298	0.17
In 2001 based on the 2000 work results	0.007667	216,729	0.87
In 2002 based on the 2001 work results	0.01831	517,582	1.33
In 2003 based on the 2002 work results **	0.01837	519,278	1.21

** Calculated as a ratio of the amount of dividend paid to the price of shares on the date of preparing the list of persons eligible to receive the dividend. For 2002, it is an estimate.*

*** Submitted to the General Meeting of Shareholders for approval*

Subsidiaries and Associated Companies

Subsidiaries and associated companies in which a block of shares (interests) belong to MOSENERGO are managed in accordance with the corporate procedures set forth in the effective legislation.

O These procedures include:

- involvement in the operation of the management bodies of organizations with the participation of MOSENERGO;
- continuous monitoring of the efficiency of managing the shares (interests) on a regular analysis basis;

MOSENERGO considered and approved a list of candidates nominated to boards of directors and auditing commissions of **15** organizations with the participation of MOSENERGO in the year elapsed. The proposed candidates were approved at general meetings of shareholders (members) of those organizations.

Company Restructuring

In 2002, MOSENERGO carried on its preparation for the reform.

MOSENERGO submitted a restructuring project to RAO UES of Russia, which was approved as a whole.

Pursuant to the restructuring project, a Regional Dispatching Unit (RDU) was included in the organizational structure of MOSENERGO's General Directorate in the year elapsed. The RDU will continue to operate as a structural unit of MOSENERGO's General Directorate during the preparatory phase of MOSENERGO's restructuring.

O The Company had intensive negotiations with RAO UES of Russia, Ministry of Economic Development

and Trade of the Russian Federation, Government of the Russian Federation, and Moscow City and Moscow Region authorities in the year elapsed on the following issued:

- structure and composition of newly created generating companies;
- creation of a transmission company and transfer of its assets to the Federal Grid Company;
- creation of a future management system of energy companies that will spin off from MOSENERGO.

The Company continued to transfer housing and social assets to municipalities in 2002. **42** real estate items were planned to be transferred in 2002, but only **22** items — **21** residential houses and one kindergarten — were actually transferred. As of January 1, 2003, **126** items were transferred, with **114** housing and social facilities, including **47** residential houses, remaining on the Company's balance sheet.

Pursuant to the recommendations of RAO UES of Russia relating to the internal separation of the activity areas, MOSENERGO has developed a set of methodological materials on separate accounting: the Rules of Internal Separate Accounting of MOSENERGO's Activities and an album of management accounting forms categorized by the fields of business. Separation balance sheets were submitted to the Settlement Optimization Center of RAO UES of Russia where accounting methods have been found correct.

MOSENERGO continued the reconciliation and state registration of the ownership rights to the real estate, which is a requisite condition for the restructuring of the Company.

O Key Tasks of MOSENERGO's Restructuring in 2003:

- continue to reconcile the Company's restructuring plan with all parties concerned: RAO UES of Russia, Moscow City and Moscow Region Governments, and minority shareholders;
- transfer social assets owned by MOSENERGO to municipalities;
- introduce separate accounting for certain fields of MOSENERGO's business;
- register ownership rights to MOSENERGO's assets that are subject to registration;
- continue the efforts to terminate MOSENERGO's participation in organizations involved in non-core activities.

The major goal in management and corporate procedure improvement in 2003 will be to continue to develop and adjust the internal rules and regulations of MOSENERGO to meet the best corporate governance standards.



1888. *Building of the Gheorghiyevskaya power plant*

2002. *Cogeneration plant today (TEP-23)*

Essential Attributes of Our Business

Air Pollution Control: Long-term environmental program for years 1993 through 2010. Operation in 2002 without exceeding environmental standards and further reduction of pollutant emissions. Environment protection measures • ***Water-Pollution Control:*** *Reduction of water consumption and water re-circulation. Environment protection measures* • ***Human Resources and Social Policy:*** *Qualitative composition of human resources, their training and professional development. Labor protection and accident rate reduction. Welfare for the Company's employees. Social and medical insurance*

Air-Pollution Control

Protecting ecology in the Moscow area is high priority for MOSENERGO whose operations directly affect the environment. Motor vehicles account for most (over 85%) pollutant emissions in the Moscow atmosphere. Energy-related entities account for approximately 5% of the total emissions in the city atmosphere.

In the meantime, gas share in the Company's fuel balance is 92.7%, minimizing the negative impact of generation processes on the environment. In order to maintain a stable environmental situation in the Moscow area, MOSENERGO pursues a long-term environmental program approved by the Government of Moscow for the period of 1993 through 2010. The Company has been also implementing a set of its own effective environment protection measures for many years.

In 2002, MOSENERGO operated without exceeding environmental standards. Furthermore, the system achieved the reduction of pollutant emissions in respect of a number of indicators as compared to 2001. The volume of solid emissions by MOSENERGO's power plants reduced by 5.1%, and that of nitrogen dioxide by 0.5%. At the same time, weather conditions and trends in change of the load level in the system in 2002 caused alteration of the fuel balance towards increasing consumption of fuel oil and solid fuels. This resulted in increasing emissions of sulfur dioxide by 13.2%, but that value does not exceed the regulatory limit.

The established standards for maximum permissible and temporarily approved emissions were observed by all power plants of the power system in 2002 for all ingredients.

□ Equivalent Fuel Consumption and Pollutant Emissions by Moscow CHP Plants*

Year	Equivalent fuel consumption, *mln toe*	Pollutant emissions, *thou tons*
2002	23.7	63.1
2001	23.6	58.2
2000	23.3	69.9
1999	22.6	83.7
1998	23.4	92.6
1997	23.9	113.5
1996	25.2	138.5
1995	24.8	139.2
1994	25.2	165.7
1993	24.9	186.2

*Including TEP-22

□ Main Pollutant Emissions from CHP Plants of MOSENERGO, *thou tn/year*

Year	Nitrogen oxides	Sulfide anhydrite	Solid
2002	73.3	41.2	16.5
2001	73.7	36.4	17.4
2000	73.5	59.1	22.8
1999	88.5	46.6	20.1
1998	99.0	37.0	14.0
1997	110.2	41.8	14.2
1996	132.1	69.8	27.6
1995	137.4	70.8	30.1
1994	146.1	57.1	30.6
1993	151.3	74.5	25.5

○ In 2002, the following primary environment protection measures were taken in accordance with the approved work plans, including under the program approved by the Moscow City Government:

- of boiler No. 9 at TEP-22 (phase II);
- testing of boiler No. 8 at TEP-23 after refurbishment, eliminating cyclone-type furnace extensions;
- introduction of low-toxic oil-gas burners at boiler No. 1 of TEP-23 and at boiler No. 14 of TEP-21;
- refurbishment and certification tests of oil-gas burners of boiler No.7 at TEP-21;
- introduction of **14** stationary emission monitoring systems at **9** power plants;
- introduction of the cavitation technology and upgrading the existing system of preparation, storage, and burning of liquid fuel at **8** power plants;
- introduction of noise suppressors at the equipment of **7** power plants;
- development of the regulatory base and obtaining licenses for emissions, discharges, and dumping of wastes by the branches.

Water-Pollution Control

The issues of reducing water consumption and recycling of water are continuously on the power utility's agenda. The negative effect on the water basins can be alleviated with cutting down the discharge of contaminants through treatment and recycling of discharge water in TEPs' technological cycle, downsizing the discharge into surface bodies of water, and disposal of solid wastes.

Within the framework of water protection measures in the Moscow area, consumption of drinking water for industrial needs was reduced by **1.2 million cu m** in 2002 as compared to 2001. As a whole, the Company consumed **7.2 million cu m** of drinking water for industrial needs in the year, of which **6.5 million cu m** in Moscow. **6.2 million cu m** of discharge water polluted with petroleum products were treated, and approximately **400 tons** of petroleum products were collected and recycled.

○ For the purposes of cutting water consumption and water discharge, improving the quality of wastewater and the effectiveness of wastewater treatment systems, our branches have developed and implemented the following primary measures:

- fuel oil tanks at TEP-1 and TEP-9, and a gas turbine fuel tank at LAPS-3 were repaired to prevent fuel oil leaks into the environment;
- refurbishment and setup of the makeup demineralizer and regenerative air heater wastewater neutralization system utilizing the cavitation technology at LAPSs Nos 3 & 5, TEPs Nos 11, 20, 21, 23 and 26;
- introduction of oily water treatment process at TEP-1, LAPS-3, TEP-6 (planned), TEPs Nos 16, 20, 21, 25 and 26;

□ Wastewater Discharge to Surface Bodies of Water by MOSENERGO's Branches, *mln cu m/year*

Year	Total	Treated to standard
1998	1,106.9	1,082.2
1999	1,140.4	1,116.0
2000	1,145.2	1,125.0
2001	1,135.5	1,112.7
2002	1,145.4	1,125.0

□ MOSENERGO's Environmental Protection Costs History, *RUR million*

Year	Costs
2002	772.1
2001	1,028.2
2000	653.5
1999	553.4
1998	387.7

0 200 400 600 800 1,000 1,200

□ Fuel Consumption Structure, *%*

Year	Gas	Fuel oil	Others
2002	92.7	1.6	4.8
2001	93.1	1.6	4.6
2000	90.1	3.3	5.9
1999	91.6	3.1	4.6
1998	92.3	3.1	3.8

0 10 20 30 40 50 60 70 80 90 100

Gas Fuel oil Coal Others

· introduction of water traps at four cooling towers of TEPs Nos 16, 20, 23, 26;

· large manifolds and discharge outlets to the River of Moscow at TEP-9 and TEP-12 were equipped with wastewater quality control devices and flow meters.

MOSENERGO also works on development and approval of regulatory maximum permissible limits for emissions, waste dumping, regulations on water consumption and discharge, as well as on licensing its environment protection activities.

Human Resources and Social Policy

MOSENERGO has a strong well-knit team aimed at maintaining and improving our energy potential. As of January 1, 2003, MOSENERGO employed **47,801** persons (**48,813** employees as at January 01, 2002). The proportion of women is **32.5%**.

During the year, the number of the power utility's employees reduced by **1,012** persons.

The educational level of employees has considerably improved. The number of employees with higher education has increased from **10,680** to **11,558** and the number of those with a candidate of science degree has grown from **86** to **126** persons for the last 5 years. This is due to the situation in the sector's labor market in the Moscow area and the Company's effort to improve the educational level of its employees.

In 2002, MOSENERGO hired **120** young skills with higher education, **114** persons with secondary specialized education and **82** graduates of MOSENERGO Technological College.

The effort to stabilize the teams and retain skills is high on the agenda of MOSENERGO's human resources departments.

° education, training and professional development of the personnel, training of a managers reserve pool;

° ensuring conditions that provide incentives for employees in their work, focusing on social aspects in the work with human resources, and protection of the interests of a worker;

° attaching more importance to the role played by professional psychologists in the work with the personnel;

° every kind of strengthening the labor and production discipline, and increase of property accountability and economic responsibility of the personnel.

As a result of well-planned efforts, the employee retention rate increases for all categories of those employed.

In 2002, MOSENERGO trained, retrained and provided a second job training for **1,476** workers. **18,641** workers and **10,382** engineers and technicians improved their qualifications.

8,991 persons had centralized off-site training, including **6,489** persons at the Moscow Personnel Training Center.

☐ Human Resources Structure, *pers*

Workers	31,143
Specialists	9,074
Managers	7,142
Office workers	442



☐ Qualitative Composition of Human Resources, *pers*

Year	Employees with a candidate of science degree	Employees with higher education
2002	126	11,558
2001	123	11,428
2000	116	11,279
1999	107	11,421
1998	86	10,680

0 2,000 4,000 6,000 8,000 10,000 12,000

Employees with higher education

Employees with a candidate of science degree

☐ Turnover of Personnel, %


2002
3.3
6.7
2001
3.6
7.9
2000
3.4
8.4
1999
2.1
7.2
1998
2.3
7.9
0 1 2 3 4 5 6 7 8 9

Workers

Managers and specialists

O The Company's strategy will focus on the following human resources development areas:

° manning the production with employees of required skills and qualification, further improvement of personnel age-related parameters;

Specialists are continuously educated at advanced vocational training institutes and other educational establishments that have a respective license and accreditation. A total of **2,502** persons were educated at outside educational establishments.

MOSENERGO cooperates actively with the Moscow Energy Institute, the State Management Institute, the Moscow State Open University and other higher educational establishments of Moscow in the area of personnel training, retraining and education.

In 2002, **22** young skills graduated from higher educational establishments under agreements with MOSENERGO, received a higher education degree and were sent for work to the power utility's branches.

Much attention is paid by the Company to labor protection issues. As a prevention of on-the-job accidents, the power utility holds a single safety day, a so-called Safety Day, during which work safety conditions are inspected at workplaces.

Pursuant to the effective labor protection legislation, MOSENERGO is conducting certifications of workplaces for labor conditions. Workplace certification in the power utility is scheduled to be completed in 2003.

RUR 411.1 million were spent on labor protection measures in 2002. As translated per one employee, they amounted to **RUR 8.6 thousand** against **RUR 4.9 thousand** in 2001.

Modern electric protection means were purchased to ensure the personnel safety: Crystal individual helmet voltage alarms, sets of rods for



☐ Employee Age Structure, *pers*

☐ 30 to 50 years old	26,993
☐ Above 50	14,379
☐ Under 30	6,429



☐ History of Average Monthly Wages Growth by Employee Categories, *RUR*

	Workers	Production personnel	Managers, specialists, office workers
2002	10,843	12,526	16,025
2001	7,860	9,140	11,862
2000	4,890	5,733	7,594
1999	3,257	3,774	4,953
1998	2,286	2,669	3,524

0 5,000 10,000 15,000

installation of mobile grounding at **VL-6-10 kV** overhead lines directly from the ground, screening sets for protection of personnel working at **500 kV** electric units, and summer and winter suits made of Nomex fire-proof fabric.

As a result of well-planned labor protection and accident rate reduction efforts, general accident frequency rate at MOSENERGO has reduced **6** times for the last **10** years, from **62** accidents in 1993 to **10** accidents in 2002. Lethal accident frequency rate was reduced **9** times (to **1** accident).

In 2002, the power utility worked without accidents for **5** months (one month for RAO UES of Russia in average). **51** branches out of **60**, or **85%** of branches, worked without accidents.

The social policy is an inseparable part of the current and prospective business of MOSENERGO. Its main goal is to improve social indicators of the well-being of the Company's employees and their family members. It is our principal position to believe that MOSENERGO's power is not only in production capacities. The Company's main strength lies in the highly professional personnel and their ability for continuous self-improvement, for mastering the new world and domestic experience, and for an initiative solution of increasingly complicated tasks.

○ In this connection, MOSENERGO will focus on the following personnel retention areas:

- improvement of the system of benefits to motivate employees;
- improvement of work environment and opportunities for recreation, better medical services, development of sports and amateur art activities;

☐ History of accident rate reduction, *pers*

2002	10
2001	21
2000	27
1999	30
1998	30

0 5 10 15 20 25 30 35 40

- improvement of the housing policy;
- improvement of candidacy selection process to fill the existing vacancies.

MOSENERGO performed the Tariff Agreement with the Energy Industry Trade Union in 2002. Wages were paid when due in accordance with the Tariff Agreement and Collective Agreements of branches.

In view of inflation process and in order to perform the Tariff Agreement, the tariff rates were increased in May and December 2002. Average monthly wages of

personnel in 2002 grew by **37%** against 2001 to equal **RUR 12,113**.

As of the beginning of 2003, MOSENERGO's **9** branches maintain **14** kindergartens on their balance sheets, and **6** branches have recreational camps for **1266** persons.

Pursuant to the sector's program for 2002, well-directed efforts were taken to arrange for child recreational process. **3116** children had a rest at recreational camps during the summer holidays.

There are **4** preventive health centers for **284** persons, **6** cultural centers and **3** stadiums.

In 2002, **2758** persons were provided with sanatorium & health resort treatment.

Pursuant to the sector's tariff agreement, MOSENERGO provides mandatory social insurance of all employees against accidents and a medical insurance for them. Agreements with Guta-Insurance (against accidents) and Health and Life, a Moscow branch of Energogarant Insurance Company, (medical insurance) were concluded and are effective.

The Company always takes care of the 1941–1945 Great Patriotic War veterans and of retired pensioners of the Company providing them with appropriate benefits and paying an additional non-state pension from the MOSENERGO's Non-state Pension Fund.



1910. *TEP-1 building*

2002. *TEP-1 and General Directorate buildings*

Managing Bodies

Members of the Board of Directors



In a photo above, from left to right:
A.V. Yevstafiev, V. I. Reshetov, A. Ya. Kopsov, P. S. Smirnov, P.M. Teplukhin, I. T. Goryunov, B. V. Nikolsky, A.V. Matveev, A. A. Chabak, O.B. Oksuzyan, A. A. Vagner

Name	Year of birth/ education	Position	Offices held in the last 5 years / Number of the Company's shares held by the member of the Board of Directors, %	Date of first election to the Board of the Directors of the Company
1	2	3	4	5
Anatoly Yakovlevich Kopsov	1942 / higher	Chairman of the Board of Directors of MOSENERGO Director for Construction of Generation Facilities of RAO UES of Russia	Chairman of the Board of Directors of MOSENERGO, Deputy Chairman of the Executive Board of RAO UES of Russia, Head of the Department for Regional Subsidiaries (AO-energos), Vice President of RAO UES of Russia, General Director of the Central Department of RAO UES of Russia — Unified Energy System of the Center "Tsentrenergo", Head of the Department for Relations with Central, Regional Authorities and Public Organizations of RAO UES of Russia / 0.0015	22.04.1996
Andrey Aleksandrovich Vagner	1957 / higher	Head of the Department for Power Plants of RAO UES of Russia	First Deputy General Director of OAO Kuzbassenergo, Executive Director — First Deputy General Director, Director of the Western Siberian TEP of OAO Kuzbassenergo / Holds no shares	22.04.1996

1	2	3	4	5
Igor Timofeyevich Goryunov	1937/ higher	First Deputy General Director — Chief Engineer of MOSENERGO	First Deputy General Director — Chief Engineer of MOSENERGO / 0.008	22.04.1996
Arkady Vyacheslavovich Yevstafiev	1960/ higher	Chairman of the Executive Board of MOSENERGO,General Director of MOSENERGO	Acting General Director, Deputy General Director for Relations with Bodies of State Administration and Mass Media, Authorized Representative of General Director of MOSENERGO, General Director of non-profit foundation Private Property Protection Center / Holds no shares	30.05.2002
Pyotr Anatolyevich Yefanov	1962/ higher	Head of the Moscow Region's Territorial Department of the Ministry of Property Relations of the Russian Federation	Chairman of the Committee for the Moscow Region Property Management, Minister of Property Relations of the Moscow Region, Advisor to the Department of Sectoral Financing of the Ministry of Finance of the Russian Federation, First Vice President for Finance and Economy of Unified Electric Energy Complex Corporation, General Director of ZAO Topprom UES / Holds no shares	18.05.2001
Aleksey Vladimirovich Matveyev	1961/ higher	Chairman of the Board of Directors of OOO Energogarant-Capitalstroy	First Deputy General Director for Corporate Policies and Property Management of MOSENERGO.Vice President — Finance Director, Member of the Executive Directorate; Deputy General Director — Finance Director; Deputy General Director, Executive Director for Strategic Planning and Management of Branches; First Deputy General Director — Executive Director of SAK Energogarant Insurance Company / Holds no shares	30.05.2002
Boris Vasilyevich Nikolsky	1937/ higher	Member of the Federation Council of the Federal Assembly of the Russian Federation — Representative of the Executive Body of State Power	First Deputy Prime Minister of the City of Moscow / Holds no shares	25.04.1994
Oleg Borisovich Oksuzyan	1960/ higher	Director for Corporate Management of RAO UES of Russia	Head of the Corporate Policies Department of RAO UES of Russia / Holds no shares	30.05.2002

1	2	3	4	5
Vladimir Yuryevich Platonov	1959/ higher	Deputy Chairman of the Executive Board of RAO UES of Russia	Deputy Chairman of the Executive Board of RAO UES of Russia / Holds no shares	30.05.2002
Viktor Ivanovich Reshetov	1938/ higher	General Director of OAO CDU of UES of Russia, Member of the Executive Board of RAO UES of Russia	Director of the North West Operational Dispatch Administration (a branch of RAO UES of Russia) / Holds no shares	15.05.2000
Pavel Stepanovich Smirnov	1952/ higher	Member of the Executive Board of RAO UES of Russia	Director of the Department for International Financial and Economic Relations of the Bank of Russia, First Deputy Minister of the Ministry of the Russian Federation for Cooperation with Member States of the Commonwealth of Independent States / Holds no shares	18.05.2001
Pavel Mikhailovich Teplukhin	1964/ higher	President of ZAO Troika Dialog Managing Company	President of ZAO Troika Dialog Managing Company / Holds no shares	30.05.2002
Anatoly Antonovich Chabak	1966/ higher	General Director of ZAO NIKoil-Sberezheniya	Head of the Section for Customer Service and Development of the Regional Network of ZAO NIKoil Management Company, Head of the Back Office of ZAO NIKoil Management Company, Registered Representative of ZAO Nikoil Management, Corporate Securities Manager of OOO Russkiye Investitsii (Russian Investments) / Holds no shares	18.05.2001

Members of the Internal Audit Commission

Name	Year of birth	Position
1	2	3
Sergey Borisovich Sidorov	1952	Chairman of the Internal Audit Committee, Head of the Financial Audit Department of RAO UES of Russia
Grigory Fedorovich Shevchenko	1948	Secretary of the Internal Audit Committee — Head of the Planning and Economy Department of TEP-21, a MOSENERGO branch
Danil Nikolayevich Nikitin	1974	First Deputy Head of the Corporate Policies Department of RAO UES of Russia
Tamara Vasilyevna Zhelobitskaya	1945	Pensioner, former Chief Accountant of TEP-22, a MOSENERGO branch
Boris Borisovich Moiseyev		Advisor for the Work on Internal Audit Committees of the Representative Office of RAO UES of Russia for Management of Joint-Stock Companies of Central Russia Tsentrenergo (does not work now)

Members of the Executive Board

Name	Year of birth / education	Position	Offices held in the last 5 years / Number of the Company's shares held by the member of the Executive Board, %
1	2	3	4
Arkady Vyacheslavovich Yevstafiev	1960 / higher	Chairman of the Executive Board of MOSENERGO General Director of MOSENERGO	Acting General Director, Deputy General Director for Relations with Bodies of State Administration and Mass Media, Authorized Representative of General Director of MOSENERGO, General Director of nonprofit foundation Private Property Protection Center / Holds no shares
Urusbiy Agubekirovich Balikoyev	1933 / technical secondary	Director of the Heating Grid, a MOSENERGO branch	Director of the Heating Grid, a MOSENERGO branch / Holds no shares
Aleksandr Mikhailovich Boyar	1946 / higher	Director of Mozhaiskiye Electrical Grids, a MOSENERGO branch	Director of Mozhaiskiye Electrical Grids, a MOSENERGO branch / 0.018
Dmitry Valeryevich Vasilyev	1961 / higher	First Deputy General Director for Corporate Policies and Property Management of MOSENERGO	Chairman of the Board of Directors of the Togliatti Transformer Plant, Member of the Board of Directors of CB Agropromcredit, Chairman of the Board of Directors of the Association for Investor Right Protection Executive Director of the Autonomous Non-commercial Organization "Institute of Corporate Law and Management," Chairman of the Federal Commission for Securities Market of the Russian Federation / Holds no shares
Igor Timofeyevich Goryunov	1937 / higher	Member of the Board of Directors of MOSENERGO, First Deputy General Director — Chief Engineer of MOSENERGO	Member of the Board of Directors of MOSENERGO, First Deputy General Director — Chief Engineer of MOSENERGO / 0.008
Yury Leonidovich Guskov	1938 / higher	Director of TEP-21, a MOSENERGO branch	Director of TEP-21, a MOSENERGO branch / 0.014
Tatiana Petrovna Dronova	1954 / higher	Chief Accountant of MOSENERGO	Deputy Head of the Department of ROSENERGOATOM Concern of the Ministry of Atomic Energy of the Russian Federation, Chief Accountant of MOSENERGO / 0.007
Vitaly Vasilyevich Kuzmin	1959 / higher	Deputy General Director for Sales and Work with Consumers of Electricity and Heat of MOSENERGO	First Deputy Head of the Department for Planning and Economic Analysis of RAO UES of Russia, First Deputy Head of the Department for Economy of RAO UES of Russia / 0.001
Anatoly Pavlovich Kuleshov	1959 / higher	Deputy General Director for Capital Construction of MOSENERGO	Director of the Complete Equipment Supply Company, a MOSENERGO branch, Director of Zagorsk PSP, a MOSENERGO branch / 0.004

1	2	3	4
Aleksander Aleksandrovich Mityayev	1952/ higher	Deputy General Director for Electrical Grids and Long-term Development of MOSENERGO	Head of the Prospective Development Service of MOSENERGO / 0.003
Valery Sergeyevich Mozgalyov	1942/ higher	Deputy General Director — Head of the Regional Dispatching Unit	Deputy Chief Engineer for Dispatching of MOSENERGO / 0.014
Vladislav Lvovich Nazin	1966/ higher	Deputy General Director for Economy	Advisor to the General Director for Financial Issues of MOSENERGO, Finance Director, Vice President for Finance, Vice President — Head of the Department for Banking of AFK Sistema / Holds no shares
Nestor Ivanovich Serebryanikov	1929/ higher	Member of the Board of Directors, Advisor to the General Director	Chairman of the Executive Board, Member of the Board of Directors, General Director, President of MOSENERGO / 0.014
Aleksandr Grigoryevich Uzilevsky	1960/ higher	Deputy General Director for General Affairs	Deputy General Director for Fuel Supply and Complete Equipment, Commercial Director of ZAO Promkomplektoborudovanie, Deputy General Director of OOO Investment Company Energo-garant-Invest LTD / Holds no shares
Inna Nikolayevna Tskhovrebova	1972/ higher	Deputy General Director for Relations with Public Organizations and Mass Media	Head of the Section (Advisor) for Relations with Bodies of State Administration and Mass Media of MOSENERGO, Deputy General Director of nonprofit foundation Private Property Protection Center / Holds no shares



1956. Process monitoring at the substation

2002. Process monitoring at the substation ("City" substation)

Financial Statements

Profit and Loss Account

RUR '000

Item	2002	2001
I. Incomes and expenses of core business		
Revenue from sales of goods, products, works, services (without VAT, excise duties and similar mandatory payments)	52,962,424	43,459,335
Cost of sales of goods, products, works, services	483,18,368	34,685,429
Gross profit	4,644,056	8,773,906
Commercial costs	48,693	44,540
Administrative costs	0	0
Margin on sales	4,595,363	8,729,366
II. Operating expenses and incomes		
Interest receivable	202,12	19,835
Interest payable	573,890	147,649
Incomes from participation in other organizations	6,001	5,311
Other operating incomes	3,936,656	1,468,218
Other operating expenses	5,665,990	2,747,557
III. Non-operating incomes and expenses		
Non-operating incomes	635,278	410,133
Non- operating expenses	1,992,287	3,646,773
Profit before tax	961,343	4,090,884
Profit tax and other similar mandatory payments	245,631	2,017,984
Profit from core business	715,712	2,072,900
IV. Extraordinary incomes and expenses		
Extraordinary incomes	36,549	12,116
Extraordinary expenses	106,007	17,443
Net profit	**646,254**	**2,067,573**

Balance Sheet

RUR '000

ASSETS	01.01.2002	01.01.2003
I. NON-CURRENT ASSETS		
Intangible assets	**0**	**49**
including:		
patents, licenses, trademarks, other similar rights and assets	0	49
Fixed assets	**96,036,485**	**95,004,616**
including:		
land plots and nature use sites	85	85
buildings, machines and equipment, facilities	95,066,767	94,302,890
other types of fixed assets	969,633	701,641
Investments in non-current assets	**4,495,262**	**5,366,236**
including:		
equipment to be installed	1,041,296	704,659
investments in non-current assets	3,453,966	4,661,577
Long-term financial investments	**79,759**	**69,415**
including:		
stakes and shares in subsidiaries	29,441	26,441
stakes and shares in related companies	2,564	2,264
stakes and shares in other organizations	47,715	36,111
other long-term financial investments	39	4,599
Total section I	**100,611,506**	**100,440,316**
II. CURRENT ASSETS		
Inventories	**4,361,281**	**4,827,006**
including:		
raw materials, stocks and other similar valuables	3,378,326	3,652,760
livestock grown and fed	35,648	47,487
expenses in work in progress (circulation costs)	35,897	49,853
finished products and goods to be resold	354,124	46,221
expenses of future periods	557,286	1,030,685
Value added tax on values acquired	**826,625**	**1,262,994**
Debtors (expected to pay later than 12 months after the reporting date)	6,278	126,975
including:		
buyers and customers	0	111,851
other debtors	6,278	15,124
Debtors (expected to pay within 12 months after the reporting date)	12,530,048	11,219,299
including:		
buyers and customers	10,284,853	8,822,520
prepayments made	788,519	882,957
other debtors	1,456,676	1,513,822
Monetary assets	2,626,281	1,756,559
Total section II	20,350,513	19,192,833
BALANCE	120,962,019	119,633,149

RUR '000

LIABILITIES	01.01.2002	01.01.2003
III. CAPITAL AND RESERVE		
Charter capital	28,267,726	28,267,726
Additional capital	70,664,931	73,113,443
Reserve capital	72,335	279,092
Social assets fund	76,268	68,524
Retained earnings of previous years	4,855,316	1,341,869
Retained losses of previous years	0	0
Retained earnings of the reporting year	x	646,254
Uncovered losses of the reporting year	x	0
Total section III	103,936,576	103,716,908
IV. LONG-TERM LIABILITIES		
Borrowings and loans	2,982,675	4,089,172
including:		
bank loans repayable later than 12 months after the reporting date	1,232,015	2,921,936
borrowings repayable later than 12 months after the reporting date	1,750,660	1,167,236
Total section IV	2,982,675	4,089,172
V. SHORT-TERM LIABILITIES		
Borrowings and loans	6,535,177	3,245,885
including:		
bank loans repayable within 12 months after the reporting date	1,405,375	2,662,461
borrowings repayable within 12 months alter the reporting date	5,129,802	583,424
Creditors	5,595,480	6,680,878
including:		
suppliers and contractors	2,403,009	2,605,028
arrears of wages and salaries payable to the personnel of the organization	236,274	213,325
arrears of social insurance and security	157,398	97,399
arrears of taxes and levies payable	258,629	1,120,920
prepayments received	424,135	728,598
other creditors	2,116,035	1,915,608
Arrears of income due to members (founders)	5,025	4,477
Incomes of future periods	1,907,086	1,895,829
Total section V	14,042,768	11,827,069
BALANCE	120,962,019	119,633,149

2002 Cashflow Statement

RUR '000

Item	Amount	Including current activities	Including investment activities	Including financial activities
1. Cash balance at the beginning of the year	**2,623,304**	—	—	—
2. Total cash received	**106,864,782**	**100,773,108**	**4,126,635**	**1,965,039**
including:				
revenues from sales of goods, products, works and services	63,649,066	63,649,066	—	—
revenues from sales of fixed assets and other property	429,147	33,336	63,372	332,439
prepayments received from buyers (customers)	144,474	144,474	—	—
budget allocations and other target financing	205,091	6,366	198,725	0
free of charge	0	0	0	0
loans received	9,160,279	7,469,405	96,622	1,594,252
borrowings received	0	0	0	0
dividend interest on financial investments	5,096	—	0	5,096
other proceeds	33,271,629	29,470,461	3,767,916	33,252
3. Total cash spent	**107,733,434**	**85,466,342**	**9,103,235**	**4,898,265**
payments for goods acquired, payments for works, services	26,486,374	23,118,246	3,368,128	0
wages and salaries	6,322,140	—	—	—
allocations to state off-budget funds	1,943,452	—	—	—
expense account	113,084	113,084	0	0
prepayments	16,898,840	15,863,321	1,035,519	0
payments for shared participation in construction	185,891	—	185,891	—
payments for machines equipment and motor vehicles	240,528	—	240,528	—
financial investments	4,000,792	1,228,848	0	2,771,944
payments of dividend, interest on securities	497,860	—	182	497,678
payments to the budget (except for profit tax)	5,607,548	5,607,548	—	0
profit tax	504,454	504,454	0	0
repayments of interest and principal on loans, borrowings received	11,072,594	8,951,598	525,605	1,595,391
other payments, remittances, etc.	33,859,877	30,079,243	3,747,382	33,252
4. Cash balance at the end of the reporting period	**1,754,652**	—	—	—

Accounting Policy Guidelines

MOSENERGO's accounting policies are implemented in accordance with Federal Law No. 129-FZ "On Accounting" dated November 29, 1996, and regulations of the Ministry of Finance of the Russian Federation governing the procedure for accounting and book-keeping. Pursuant to these regulations, MOSENERGO's General Director issued Order No. 997 "On 2002 Accounting Policies" dated December 27, 2001, and amendments and supplements thereto formulating the Company's main accounting principles in 2002.

Business transactions in accounting are recorded according to the working chart of accounts "Classifier of the Chart of Accounts for the Financial and Business Activities of MOSENERGO" approved by the Order of the General Director on December 6, 2001. MOSENERGO and all of its branches use standard inter-departmental forms of primary accounting documents recommended by the State Statistics Committee of Russia.

The appraisal of property, liabilities and business transactions is done in the currency of the Russian Federation, rubles.

(1) Amendments to the Accounting Policies

The 2002 accounting policies of the Company have been amended as required by the RF Government's Decree No. 1 "On Classification of Fixed Assets Included in Depreciation Groups" in effect as from January 1, 2002.

The procedure for depreciation of the fixed assets recorded in the books of the Company has been changed.

(2) Comparative Data

The comparative data in the 2002 statements are generated by adjusting the data of the 2001 final statements to make them consistent with the changes in the 2002 statement forms.

The 2002 opening balance sheet reflects the results of revaluation of the fixed assets carried out by the Company as of January 1, 2002.

As a result of the revaluation undertaken, the grand total changed by RUR 48,219,013,000 as of January 1, 2002.

(3) Fixed Assets

MOSENERGO's fixed assets include the assets used in output of products, performance of works, provision of services or for management needs for a period in excess of 12 months.

The fixed assets items are adopted for accounting at actual costs of their acquisition and installation. The statements show the fixed assets at the original value less depreciation accumulated for the whole period of operation.

The original value of the fixed assets can be changed in case of additional construction, additional equipment, modernization, reconstruction, partial liquidation or revaluation of a fixed asset item. An increase (reduction) of the original value of the fixed assets is charged against the additional capital of the Company.

The fixed assets are depreciated according to the straight-line method. For the accounting purposes, the fixed assets adopted for accounting before January 1, 2002, are depreciated on the basis of their useful life that was applied as at the date when these fixed assets items were commissioned. The useful life of the fixed assets adopted for accounting as from January 1, 2002, is determined for the accounting purposes in accordance with the RF Government's Decree No. 1 "On Classification of Fixed Assets Included in Depreciation Groups" dated January 1, 2002.

The fixed assets commissioned before January 1, 2002, are depreciated at the rates approved by the USSR Government's Decree No. 1072 dated October 22, 1990. The fixed assets items commissioned after January 1, 2002, are depreciated in accordance with the RF Government's Decree No. 1 "On Classification of Fixed Assets Included in Depreciation Groups" dated January 1, 2002.

The land plots and housing items were not depreciated.

The incomes and expenses from the retirement of the fixed assets are reflected in the Profit and Loss Account among operating incomes and expenses. The expenses from write-offs and gratuitous assignments of the fixed assets are reflected in the Profit and Loss Account among non-operating expenses.

Interest on the loans raised to finance acquisition (installation) of the fixed assets items is included in the original value of these items. Interest accruing on loans after the fixed assets items were adopted for accounting is charged against the fiscal effect.

Pursuant to the Resolution of the Board of Directors of RAO UES of Russia (Minutes No. 1001 dated September 28, 2001) and RAO UES's Order No. 603 "On Conducting Revaluation of Fixed Assets of Subsidiaries and Related Joint-Stock Companies of RAO UES of Russia" dated October 30, 2001, MOSENERGO has reappraised its fixed assets as of January 1, 2002. According to MOSENERGO's Order No. 966 "On Revaluation of Fixed Assets" dated November 16, 2001, and MOSENERGO's Order No. 868 "On Revaluation of Fixed Assets" dated December 14, 2001, the fixed assets have been reappraised, except for the following groups: implements of production and business, working and producing livestock, perennial plants and other kinds of non-productive fixed assets. The fixed assets of the General Directorate and branches: IT Center, Moscow Training Center, Moscow Technical Colledge, Energotorg, Medical Department, and Shatursky Agroindustrial Complex were not reappraised either.

ENPI Consult ZAO, an appraiser company accredited with RAO UES of Russia, has been contracted as an appraiser.

The revaluation results are reflected in the balance sheet in the intermediate period.

(4) Intangible Assets

The intangible assets include intangible items used for a period in excess of 12 months.

The intangible assets are appraised and recorded at actual costs at the time of acquisition.

The intangible assets are depreciated according to the straight-line method on a monthly basis at the rates based on the useful life of an intangible asset item.

The statements show the intangible assets at the original value less depreciation accumulated for the whole period of use.

MOSENERGO's trademark was recorded among the intangible assets during 2002.

(5) Inventories

The inventories are appraised at their actual acquisition costs.

The appraisal of the inventories at the time they go into the production process or otherwise disposed of was made at the average cost in 2002, same as in 2001.

(6) Work in Progress

The work in progress was appraised at the actual cost.

(7) Finished Products

The finished products (works, services) are appraised at the actual cost.

(8) Expenses of Future Periods

The expenses made by the Company in the reporting year but relating to future reporting periods are reflected as expenses of future periods to be written off as appropriate evenly during the periods to which they relate.

(9) Debts of Buyers and Customers

The debts of buyers and customers were determined on the basis of prices fixed in agreements between the Company and buyers, after application of all discounts (markups) offered.

Bad debts are to be written off from the balance sheet as they are recognized as such.

(10) Provisions for Forthcoming Expenses

The Company does not have any provisions for forthcoming expenses.

(11) Assets and Liabilities in Foreign Currencies

Accounting entries in respect of foreign currency accounts of the Company and foreign currency transactions are made in rubles. Entries are made by translating a foreign currency at the exchange rate of the Central Bank of Russia in effect on the date of making the transaction. Said entries are simultaneously made in the currency of settlements and payments.

The official ruble exchange rate in effect on the date of making a transaction was used in the accounting of business transactions made in foreign currencies. Monetary assets and liabilities whose value is stated in a foreign currency are reflected in the accounting statements in the amounts calculated on the basis of the official ruble exchange rate in effect on December 31, 2002, equaling RUR 31.7844 for USD 1 and RUR 33.1098 for 1 Euro.

Exchange rate differences are accounted in the Profits and Losses account and subsequently included in the profit tax calculation unless otherwise provided by the legislation of the Russian Federation. They are reflected on a monthly basis.

Exchange rate differences that have arisen during the year in respect of transactions with assets and liabilities as well as when translated as of December 31,

2002, are charged against the fiscal effect and reflected among the non-operating incomes and expenses.

(12) Additional and Reserve Capital

The additional capital is formed by the fixed assets value increase determined at revaluation and by the issuance earnings received from the sale of the shares of the Company at a price exceeding their nominal value.

The Company creates its reserve capital intended to cover losses that may be incurred in business dealings. The reserve capital is created from the Company's net profit.

(13) Short-term and Long-term Assets and Liabilities

The assets and liabilities in the statements are regarded as short-term assets and liabilities if their life does not exceed 12 months from the day after the reporting date. All other assets and liabilities are shown in the statements as long-term assets and liabilities.

(14) Recognition of Income

The revenue from the sales of products and provision of services was recognized as such for the accounting purposes as products were shipped (or services were provided) to the buyers and settlement documents were delivered to them. The Profit and Loss Account shows the revenue less the value added tax, sales tax, export duties, discounts given to buyers and other similar mandatory payments.

Other incomes of the Company are recognized to include:

— proceeds connected with the participation in charter capitals of other organizations;

— proceeds from sales of fixed and other assets other than monetary assets (except for foreign currencies), products and goods;

— interest received for the provision of monetary assets by the Company for use as well as interest for the use of monetary assets in the accounts of the Company with banks.

(15) Investment in Shares

The incomes and expenses from the disposal of investments in shares are reflected in the Profit and Loss Account among operating incomes and expenses.

The list of subsidiaries and related companies is given in the Reference Materials section.

(16) Taxes

In 2002, MOSENERGO paid taxes as follows:

— profit tax — as required by Article 288 of Chapter 25 of the Tax Code of the Russian Federation, based on the ratio of the average listed number of personnel and the ratio of the residual value of the depreciated property. This tax is paid from MOSENERGO's account to the budgets of all levels separately: to the federal budget, Moscow City budget, Moscow Region budget, local budgets of the cities of the Moscow Region, Ryazan Region at the rates established by Article 284 of Chapter 25 of the Tax Code of the Russian Federation;

— VAT — as prescribed by Chapter 21 of the Tax Code of the Russian Federation. This tax is calculated for the Company taken as a whole. The tax is paid from MOSENERGO's account to the federal budget;

— road tax — as required by the "Agreement on the Procedure for Distribution of Road Tax Between Constituents of the Russian Federation" dated July 1, 1998, among the territories of the Moscow City and Moscow Region. It is calculated for the Company taken as a whole, with its share being distributed in proportion to the volume of products produced by MOSENERGO and consumed within the territory of the said constituents of the Russian Federation. This tax is paid from MOSENERGO's account to the territorial road fund of the Moscow City and to the territorial road fund of the Moscow Region;

— property tax — as required by Article 1 of the RF Federal Law No. 1-FZ dated January 8, 1998, and is paid by MOSENERGO at the place of registration of the structural units.

All other taxes are calculated and paid by the branches on their own on behalf of MOSENERGO in accordance with the procedure established by the legislation.

(17) Determination of Fiscal Effect

The fiscal effect from the business activities of MOSENERGO is determined for the Company taken as whole on a quarterly basis at the level of the General Directorate. The branches provide the General Directorate with the information on the balances in the Balance Sheet accounts and the sheet of the Profit and Loss Account each month within the

periods established by the order of the General Director.

The profit from sales is determined as a difference between the revenue from the sales of products at applicable prices and tariffs less value added tax and the costs of their production, transmission and sales. The profit of the reporting period is determined with the inclusion of the profit (loss) from the sales of products (works, services), profit from the sales of fixed assets and non-operating incomes less non-operating expenses.

The use of MOSENERGO's profit remaining at its disposal after profit tax and other similar mandatory payments, including penalties for a failure to comply with the taxation rules, is determined by the general shareholders' meeting.

The free cashflows of the sources of financing of capital expenditures are reflected in the books in the accounts "Accumulation fund formed" and "Accumulation fund used for financing of capital expenditures."

The Balance Sheet and the Profit and Loss Account reflect the fiscal effect of the reporting year as a net profit (retained earnings), i.e. the final fiscal effect derived in the reporting period less taxes due on the profit and other similar mandatory payments, including penalties for a failure to comply with the taxation rules.

Notes to the Financial Statements

Comments to the Profit and Loss Account

The main parameters of the fiscal effects of the Company are the profits from sales, profit before tax and net profit.

The profit before tax was RUR 961.3 million in 2002.

After the profit tax and other mandatory payments, the net profit remaining at the disposal of the Company was RUR 715.7 million. After the extraordinary incomes and expenses, the net retained earnings were RUR 646.3 million in 2002.

An increase in the operating expenses and incomes in 2002 in comparison with 2001 is due to increased turnovers in the sales of tangible assets and stores and supplies as well as securities (bills of exchange, etc.), and higher tax payments, including property tax.

The non-operating incomes have increased by 55% and the non-operating expenses have reduced by 45%, which positively characterizes the Company's work to minimize the non-productive expenses.

In spite of the fact that the revenue from sales have increased in 2002 by 21.9%, or RUR 9,503 million year-on-year, the profit from sales has reduced by RUR 4,134 million, or 47% against the previous year, and equaled RUR 4,595 million, or 52.6% in comparison with the previous year. This evidences that the costs of production and sales of products grow faster than the revenue from sales. The late introduction of power tariffs, an insufficiently high level of tariffs established by regional commissions in 2002 and the increase of the depreciation allocations within the production costs by RUR 3,187 million due to the revaluation of the fixed production assets explain the decrease in the absolute value of the profit from sales as well as the reduced margin on sales.

☐ It is suggested that the 2002 profit and loss account should be approved as follows	*RUR '000*
— Profit before tax (balance sheet profit)	961,343
— Net profit	646,254

☐ It is suggested that the distribution of the net profit in 2002 be approved as follows	*RUR '000*
— Accumulation fund (capital construction)	94,663
— Payment of dividend based on 2002 results	519,278
— Replenishment of the reserve fund	32,313

2002 Statement of Changes in the Balances

RUR '000

Item	2001 annual statement	As per balance sheet of 01.01.2002	Discrepancy	Including change in accounting and book-keeping rules in the reporting year	Including revaluation of fixed assets
ASSETS					
I. NON-CURRENT ASSETS					
Fixed assets	47,815,724	96,036,485	48,220,761	1,748	48,219,013
Total Section I	52,390,745	100,611,506	48,220,761	1,748	48,219,013
II. CURRENT ASSETS					
Inventories	4,363,029	4,361,281	(1,748)	(1,748)	—
Total Section II	20,352,261	20,350,513	(1,748)	(1,748)	—
BALANCE	72,743,006	120,962,019	48,219,013	—	48,219,013
LIABILITIES					
III. CAPITAL AND RESERVES					
Additional capital	20,450,414	70,664,931	50,214,517	—	50,214,517
Retained earnings of previous years	4,783,247	4,855,316	72,069	2,067,573	(1,995,504)
Retained earnings of the reporting year	2,067,573	—	(2,067,573)	—	—
Total Section III	55,717,563	103,936,576	48,219,013	—	48,219,013
V. SHORT-TERM LIABILITIES					
Arrears of taxes and levies payable	199,532	258,629	59,097	59,097	—
Other creditors	2,175,132	2,116,035	(59,097)	(59,097)	—
Total Section V	14,042,768	14,042,768	—	—	—
BALANCE	72,743,006	120,962,019	48,219,013	—	48,219,013

Comments to Changes in Balance Sheet Lines

[1] Fixed Assets

RUR '000

	01.01.2002	01.01.2003	Deviation
Land plots and nature use sites	85	85	0
Buildings, machines, equipment, facilities	95,066,767	94,302,890	-763,877
Other types of fixed assets	969,633	701,641	-267,992
Total	96,036,485	95,004,616	-1,031,869

The residual value of the fixed assets reduced by RUR 1,031,869,000 due to the increased depreciation allocations in connection with the revaluation undertaken as well as in connection with changes in the useful life of fixed assets items.

At the same time, MOSENERGO branches commissioned a number of generating capacities in the reporting year according to the capital construction program:

— a 30 MW PT-30-8,8 turbine No. 3 was commissioned at TEP-17;

— a 500 ton per hour TGME-436 steam generating boiler No. 10 was commissioned at TEP-11;

— a 500 ton per hour TP-87M steam generating boiler No. 9 was commissioned at TEP-20;

— 5.37 km heating grids were commissioned by the Heating Grids branch as a result of modernization, etc.

[2] Investments in Non-current Assets

RUR '000

	01.01.2002	01.01.2003	Deviation
Equipment to be installed	1,041,296	704,659	–336,637
Investments in non-current assets	3,453,966	4,661,577	1,207,611
Total	**4,495,262**	**5,366,236**	**870,974**

The Company is conducting construction and modernization of facilities. At the early 2002, the costs of the construction in progress amounted to RUR 3,453,966,000, and the costs of RUR 6,191,604,000 were expended during the year, costs of RUR 4,983,933,000 were commissioned and written off and the costs of RUR 4,661,577,000 remained in the construction-in-progress item.

☐ The most significant capital construction sites are: *RUR '000*

— Unit No. 10 (TEP-11) 192,033,000
— Shukolovo 220 kV Substation (Dmitrovskiye Grids) 193,784,000
— Ostashkovo Heating Main (Heating Grid) 798,114,000
— Druzhinnikovskaya Heating Main (Heating Grid) 226,506,000

[3] Long-term Financial Investments

RUR '000

	01.01.2002	01.01.2003	Deviation
Stakes and shares in subsidiaries	29,441	26,441	–3,000
Stakes and shares in related companies	2,564	2,264	–300
Stakes and shares in other organizations	47,715	36,111	–11,604
Other long-term financial investments	39	4,599	4,560
Total	**79,759**	**69,415**	**–10,344**

In 2002, the long-term financial investments reduced by RUR 10,344,000. A reduction in the amount of RUR 17,900,000 is due to the following reasons:

— pursuant to the resolution of the Central Bank of Russia to liquidate OAO Bank Menatep, the shares of that enterprise in the amount of RUR 17,750,000 were written off from the balance sheet;

— The Board of Directors resolved to withdraw the Company from the founders of ZAO Telecomenergo and the outstanding amount of the contribution recorded in MOSENERGO's accounts payable was reversed.

At the same time, the long-term financial investments increased by RUR 7,556,000 in 2002. This is due to:

— increasing MOSENERGO's investment share in Segol Radio Page, Inc by RUR 2,996,000;

— contributing MOSENERGO's share of RUR 4,560,000 under a joint activity agreement with OAO Turbomotorny Zavod.

[4] Inventories

RUR '000

	01.01.2002	01.01.2003	Deviation
Raw materials, stocks and other similar valuables	3,378,326	3,652,760	274,434
Livestock grown and fed	35,648	47,487	11,839
Expenses in work in progress (circulation costs)	35,897	49,853	13,956
Finished products and goods to be resold	354,124	46,221	–307,903
Expenses of future periods	557,286	1,030,685	473,399
Total	**4,361,281**	**4,827,006**	**465,725**

The inventories at the end of the year are RUR 4,827,006,000, or 25.2% of the current assets of the Company.

The increase is mainly due to the growth in prices of fuel, raw materials and stocks, including: by RUR 72,628,000 for fuel oil and by RUR 281,348,000 for other raw materials and stocks. The main reason for increasing the expenses of

future periods was the increase of the Insurance line. A property insurance agreement was entered into with Leader company in 2002. These expenses will be written off against production costs in 2003.

[5] Value Added Tax on Values Acquired			RUR '000
	01.01.2002	01.01.2003	Deviation
Value added tax on values acquired	**826,625**	**1,262,994**	**436,369**

The value of VAT balances has grown due to the changes in the tax legislation relating to the accounting of VAT on fixed assets. VAT on the fixed assets commissioned in December 2002 is reclaimable in January 2003.

[6] Debtors (expected to pay later than 12 months after the reporting date)			RUR '000
	01.01.2002	01.01.2003	Deviation
Buyers and customers	0	111,851	111,851
Other debtors	6,278	15,124	8,846
Total	6,278	126,975	120,697

The increase in the long-term debtors is due to the conclusion of debt restructuring agreements with electricity consumers.

[7] Debtors (expected to pay within12 months after the reporting date)			RUR '000
	01.01.2002	01.01.2003	Deviation
1	2	3	4
Buyers and customers	**10,284,853**	**8,822,520**	**–1,462,333**
including:			
electricity sales through FOREM within the Group	1,270,250	734,908	–535,342
intermediaries in sales of electricity and heat	1,138,021	705,115	–432,906
organizations financed from the federal budget	639,154	225,496	–413,658
organizations financed from budgets of the Russian Federation	1,960,348	2,558,893	598,545
organizations financed from local budgets	686,164	368,714	–317,450
other consumers of electricity and heat	4,414,939	3,985,401	–429,538
other buyers and customers	175,977	243,993	68,016
Prepayments made	**788,519**	**882,957**	**94,438**
including:			
suppliers of electricity and heat	0	75,376	
suppliers of fuel	33,721	12,272	–21,449
suppliers of stocks	181,466	128,949	–52,517
building organizations	373,314	311,613	–51,701
repair organizations	16,685	74,203	57,518
suppliers of services	84,184	154,534	70,350
other prepayments made	99,149	126,010	26,861
Other debtors	**1,456,676**	**1,513,822**	**57,146**
including:			
penalties, fines, liquidated damages	4	9	5
tax overpayments to the federal budget	76,848	40,652	–36,196
tax overpayments to budgets of the constituents of the Russian Federation	220,335	29,946	–190,389
tax overpayments to local budgets	122,910	42,194	–80,716

1	2	3	4
overpayments to state off-budget funds	10,843	40,784	29,941
other debtors	1,025,736	1,360,237	334,501
Total	**12,530,048**	**11,219,299**	**−1,310,749**

In comparison with 2001, the short-term debtors have reduced by RUR 1,310,749,000, with the accounts payable by buyers and customers being reduced by RUR 1,462,333,000, or 14.2%. Other debtors have increased by RUR 57,146,000, or 3.9%.

Bad debts in the amount of RUR 141,438,000 have been written off to losses.

The reduction of debtors is due to the reduction of debts of consumers financed from the federal budget, reduction of debts of urban organizations and wholesale resellers.

[8] Monetary Assets

RUR '000

	01.01.2002	01.01.2003	Deviation
Cash	3,332	3,038	−294
Settlement accounts	2,443,585	1,529,945	−913,640
Foreign currency accounts	5,809	18,860	13,051
Other monetary assets	173,555	204,716	31,161
Total	**2,626,281**	**1,756,559**	**−869,722**

[9] Additional Capital

RUR '000

	01.01.2002	01.01.2003	Deviation
Additional capital	70,664,931	73,113,443	2,448,512

The additional capital was formed by increasing the value of fixed assets determined in the revaluation, replenishing the own current assets, and transferring the accumulation fund used in respect of commissioned fixed assets to the additional capital.

The additional capital has increased by RUR 2,507,109,000 in the reporting year due to adding investment funds and profit on commissioned facilities and has reduced by RUR 58,597,000 constituting the amount of extra value of written off fixed assets.

[10] Reserve Capital

RUR '000

	01.01.2002	01.01.2003	Deviation
Reserve funds formed in accordance with the legislation	72,335	279,092	206,757
Reserves formed in accordance with the foundation documents	0	0	0
Total	**72,335**	**279,092**	**206,757**

The reserve capital increased by RUR 206,757,000 due to distribution of the 2001 profit in accordance with the resolution of the shareholders' meeting in May 2002.

[11] Retained Earnings of Previous Years

RUR '000

	01.01.2002	01.01.2003	Deviation
Retained earnings of previous years	4,855,316	1,341,869	−3,513,447

The retained earnings of previous years reduced due to transfer of the accumulation fund used in respect of commissioned fixed assets to the additional capital in the amount of RUR 2,507,109,000 and due to distribution of the 2001 profit in accordance with the resolution of the shareholders' meeting in May 2002.

[12] Long-term Liabilities			*RUR '000*
	01.01.2002	01.01.2003	Deviation
Bank loans repayable later than 12 months after the reporting date	1,232,015	2,921,936	1,689,921
Borrowings repayable later than 12 months after the reporting date	1,750,660	1,167,236	-583,424
Total	2,982,675	4,089,172	1,106,497

The increase of long-term liabilities is due to the Company's raising additional credit resources for the investment and corporate purposes.

[13] Short-term Liabilities			*RUR '000*
	01.01.2002	01.01.2003	Deviation
1	2	3	4
Borrowings and loans	**6,535,177**	**3,245,885**	**-3,289,292**
including:			
bank loans repayable within 12 months after the reporting date	1,405,375	2,662,461	1,257,086
borrowings repayable within 12 months after the reporting date	5,129,802	583,424	-4,546,378
Creditors	**5,595,480**	**6,680,878**	**1,085,398**
including:			
suppliers and contractors	**2,403,009**	**2,605,028**	**202,019**
including:			
suppliers of electricity through FOREM	80,305	138,395	58,090
other suppliers of electricity and heat	47,015	56,223	9,208
suppliers of gas	123,175	192,725	69,550
suppliers of heating oil	42,713	17,139	-25,574
suppliers of coal	20,745	11,793	-8,952
suppliers of other fuels	19,855	7,724	
building organizations	499,187	1,036,874	537,687
repair organizations	1,152,839	586,870	-565,969
other suppliers and contractors	417,175	557,285	140,110
arrears of wages and salaries payable to the personnel of the organization	**236,274**	**213,325**	**-22,949**
including: current arrears	236,274	213,325	-22,949
arrears of social insurance and security	**157,398**	**97,399**	**-59,999**
including:			
Pension Fund of the Russian Federation	132,819	84,022	-48,797
Mandatory Medical Insurance Fund	17,360	11,736	-5,624
Social Insurance Fund	7,218	1,641	-5,577
penalties and fines to state off-budget funds	1	0	-1
arrears of taxes and levies	**258,629**	**1,120,920**	**862,291**
including:			
federal budget	48,007	621,331	573,324
budgets of constituents of the Russian Federation	178,442	434,695	256,253
local budgets	32,180	64,894	32,714
prepayments received	**424,135**	**728,598**	**304,463**
including:			

1	2	3	4
from other consumers of electricity and heat	361,841	631,031	269,190
other prepayments received	62,294	97,567	35,273
other creditors	**2,116,035**	**1,915,608**	**-200,427**
including:			
VAT in products unpaid	1,698,020	1,478,374	-219,646
arrears to RAO UES of Russia for engineering services	2,881	2,881	0
other creditors	415,134	434,353	19,219
Arrears of income due to members (founders)	**5,025**	**4,477**	**-548**
Incomes of future periods	**1,907,086**	**1,895,829**	**-11,257**
Total	**14,042,768**	**11,827,069**	**-2,215,699**

In comparison with 2001, the short-term borrowings and loans have reduced by RUR 3,289,292,000 or 50.3%. The structure of the short-term borrowings and loans has considerably changed:

— the short-term loans have increased by RUR 1,257,086,000, or 89.4%, due to raising new funds;

— the borrowings have reduced by RUR 4,546,378,000, or 88.6%, as a result of repayment of the debt on Eurobonds in October 2002.

In comparison with 2001, the short-term creditors have increased by RUR 1,085,398,000, while the arrears to repair organizations have reduced by RUR 565,969,000 and the arrears to building organizations have increased by RUR 537,687,000.

☐ **Raised Loan Resources** as of 01.01.2002

Lending banks	Loan principal	Interest on loan	Principal maturity	Security	Purpose of receiving the loan
1	2	3	4	5	6
EBRD	USD 26,980,390	libor+3.5	15.07.2009	Power unit No.6 at TEP-26	Construction of the Zagorsk PSP and corporate purposes
MFK	USD 17,986,930	libor+3.5	15.07.2009	Power unit No.6 at TEP-26	Construction of the Zagorsk PSP and corporate purposes
Novo-Lyublyansky Bank	Euro 5,873,610	euribor +3.375	08.08.2003	Power plant No.2 al TEP-27	Construction of Business Center
Bond borrowing	USD 150,842,000	8.375	09.10.2002	Without security	Production & business activities
Total foreign currency loans	**RUR 6,057,285 thou**	**Exchange rate:**		**USD — 30.14 Euro — 26.49**	
Borrowing from RAO UES of Russia	RUR 2,333,703 thou	10	25.12.2005	Blank	Repayment of debt of Mezhregiongaz
MMB-Bank of Moscow	RUR 500,000 thou	21.75	28.03.2002	Fuel oil at power plants	Payment for fuel
Eurofinance Bank	RUR 126,483 thou	23	09.06.2002	Blank	Telecommunications equipment

1	2	3	4	5	6
Alfa-Bank	RUR 500,000 thou	20.75	19.02.2002	Blank	Payment for fuel
Commodity loan (Shatursky Agroindustrial Complex)	RUR 381 thou	10	2010		
Total ruble loans	**RUR 3,460,567 thou**				
Total	**RUR 9,517,852 thou**				

☐ Raised Loan Resources as of 01.01.2003

Lending banks	Loan principal	Interest on loan	Principal maturity	Security	Purpose of receiving the loan
EBRD	USD 26,607,840	libor+3.5	15.07.2009	Power unit No.6 at TEP-26	Construction of the Zagorsk PSP and corporate purposes
MFK	USD 15,738,560	libor+3.5	15.07.2009	Power unit No.6 at TEP-26	Construction of the Zagorsk PSP and corporate purposes
Novo-Lyublyansky Bank	Euro 1,740,800	euribor +3.375	08.08.2003	Power plant No.2 al TEP-27	Construction of Business Center
EBRD-II	USD 70,000,000	libor+4.0	28.11.2007	Debt service account	Repayment of Eurobonds and investments
Total foreign currency loans	**RUR 3,533,148 thou**	**Exchange rate:**		**USD — 31.78 Euro — 33.11**	
Borrowing from RAO UES of Russia	RUR 1,750,279 thou	10	25.12.2005	Blank	Repayment of debt of Mezhregiongaz
MMB-Bank of Moscow	RUR 500,000 thou	18	11.08.2003	Fuel oil at power plants	Corporate purposes
Eurofinance Bank	RUR 300,000 thou	19.5	01.05.2003	Fuel oil at power plants	Financing of current operations
Agropromcredit Bank	RUR 250,000 thou	20	15.04.2003	Blank	Corporate purposes
MPB	RUR 1,001,249 thou	19	31.12.2003	Bills of exchange	Corporate purposes
Commodity loan (Shatursky Agroindustrial Complex)	RUR 381 thou	10	2010		
Total ruble loans	**RUR 3,801,909 thou**				
Total	**RUR 7,335,057 thou**				

Analytical Balance Sheet

Assets			*RUR '000*
	01.01.2002	01.01.2003	Deviation
I. NON-CURRENT ASSETS			
Intangible assets	0	49	49
Fixed assets	96,036,485	95,004,616	-1,031,869
Investments in non-current assets	4,495,262	5,366,236	870,974
Long-term financial investments	79,759	69,415	-10,344
Total section I	**100,611,506**	**100,440,316**	**-171,190**
Non-current assets-to-total balance ratio	83.2%	84.0%	
II. CURRENT ASSETS			
Inventories	4,361,281	4,827,006	465,725
Value added tax on values acquired	826,625	1,262,994	436,369
Debtors (expected to pay later than 12 months after the reporting date)	6,278	126,975	120,697
Debtors (expected to pay within 12 months after the reporting date)	12,530,048	11,219,299	-1,310,749
Monetary assets	2,626,281	1,756,559	-869,722
Total section II	**20,350,513**	**19,192,833**	**-1,157,680**
Current assets-to-total balance ratio	16.8%	16.0%	
Long-term debtors-to-total balance ratio	0.01%	0.11%	
Short-term debtors-to-total balance ratio	10.4%	9.4%	
BALANCE	120,962,019	119,633,149	-1,328,870

Comments to the Analytical Balance Sheet

As of 01.01.2003, the Company's aggregate assets (balance line), after the revaluation undertaken, amounted to RUR 119,633.1 million.

There have been no considerable changes in the balance sheet section structure during the year, and that can be regarded as an indicator of a stable financial position of the Company in the long run.

The property of the Company has insignificantly reduced in 2002. This reduction can be viewed as a positive fact because it is caused by a simultaneous decrease of the short-term debtors on the one hand and a decrease in the amount of short-term borrowings and loans on the other hand.

The following changes have occurred in the asset structure as of 01.01.2003 in comparison with the data as of 01.01.2002:

The percentage of the non-current assets has increased from 83.2% to 84.0% of the balance line. The non-current assets as of 01.01.2003 were RUR 100,440.3 million, including RUR 95,004.6 million, or 94.6%, of the fixed assets at the residual value, and RUR 5,366.2 million, or 5.3%, of the capital construction in progress. A steadily high percentage of the fixed assets in MOSENERGO's assets has almost remained unchanged.

The percentage of the Company's current assets has reduced from 16.8% to 16.0%.

The structure of the current assets, 59.1% of which are represented by debtors as of 01.01.2003, has changed in 2002 as follows.

— The ratio of the inventories and VAT on values acquired within the current assets in the period in question has increased from 25.5% to 31.7%. This increase is mainly due to inflation processes making raw materials and stocks acquired more expensive as well as due to changes in the VAT accounting procedure.

— The ratio of the monetary assets in the current assets has reduced from 12.9% to 9.2%. This can be viewed as a favorable trend evidencing an efficient management of quasi-money.

Liabilities			RUR '000
	01.01.2002	01.01.2003	Deviation
III. CAPITAL AND RESERVES			
Charter capital	28,267,726	28,267,726	0
Additional capital	70,664,931	73,113,443	2,448,512
Reserve capital	72,335	279,092	206,757
Social assets fund	76,268	68,524	–7,744
Retained earnings of previous years	4,855,316	1,341,869	–3,513,447
Retained earnings of the reporting year	x	646,254	646,254
Total section III	**103,936,576**	**103,716,908**	**–219,668**
Equity-to-total balance ratio	85.9%	86.7%	
IV. LONG-TERM LIABILITIES			
Borrowings and loans	2,982,675	4,089,172	1,106,497
Total section IV	**2,982,675**	**4,089,172**	**1,106,497**
Long-term liabilities-to-total balance ratio	2.5%	3.4%	
V. SHORT-TERM LIABILITIES			
Borrowings and loans	6,535,177	3,245,885	–3,289,292
Creditors	5,595,480	6,680,878	1,085,398
Arrears of income due to members (founders)	5,025	4,477	–548
Incomes of future periods	1,907,086	1,895,829	–11,257
Total section V	**14,042,768**	**11,827,069**	**–2,215,699**
Short-term liabilities-to-total balance ratio	11.6%	9.9%	
Short-term arrears-to-total balance ratio	4.6%	5.6%	
BALANCE	120,962,019	119,633,149	–1,328,870

— *The ratio of the debtors has reduced from* 61.6% to 59.1%.

It should be noted that the ratio of the debtors has reduced in the balance line from 10.4% to 9.4%. Such a result was achieved thanks to an active work performed by MOSENERGO services with consumers to recover current debts.

Analyzing the changes in the Company's liability structure in the last year, it should be noted that there have been no considerable changes either.

The percentage of the capital and reserves has grown from 85.9% as at 01.01.2002 to 86.7% as at 01.01.2003, which can be regarded as a positive fact demonstrating the improvement of the financial stability of the Company.

While studying the changes in MOSENERGO's liabilities during 2002, one can see a trend of a transition towards long-term borrowings that do not affect *the current liquidity of the Company.*

The percentage of the long-term liabilities in the balance line has increased from 2.5% to 3.4% while *the percentage of the short-term liabilities has* reduced from 11.6% to 9.9%.

The percentage of the borrowings and loans has significantly reduced in the structure of the short-term liabilities as a result of the repayment of Eurobonds. They accounted for 46.5% as of 01.01.2002, but only 27.4% as of 01.01.2003.

At the same time, the percentage of the creditors has increased from 39.8% as of 01.01.2002 to 56.5% as of 01.01.2003. The creditors have not grown that significantly in absolute terms, increasing by RUR 1,085,398,000, or 19.4%. The creditors-to-the balance line ratio was 4.6% as of 01.01.2002 and 5.6% as of 01.01.2003.

Calculation of MOSENERGO's Net Assets (Balance Sheet Estimate)

RUR '000

Item	01.01.2002	01.01.2003
I. ASSETS		
Intangible assets	0	49
Fixed assets	96,036,485	95,004,616
Investments in non-current assets	4,495,262	5,366,236
Long-term financial investments *	79,759	69,415
Inventories	4,361,281	4,827,006
Value added tax on Values acquired	826,625	1,262,994
Debtors **	12,536,326	1,1,346,274
Monetary assets	2,626,281	1,756,559
Total assets	**120,962,019**	**119,633,149**
II. LIABILITIES		
Borrowed assets	9,517,852	7,335,057
Creditors	5,595,480	6,680,878
Arrears of income due to members (founders)	5,025	4,477
Total liabilities excluded from the assets	**15,118,357**	**14,020,412**
Net asset value (Total assets less Total liabilities)	**105,843,662**	**105,612,737**

**Except for the balance sheet value of own shares bought out from shareholders*

***Except for the arrears of contributions of the members (founders) to the statutory capital*

Earnings per Share

	2001	2002
Basic earnings in the reporting year, *RUR '000*	2,067,573	646,254
Weighed average number of ordinary shares outstanding during the reporting year, *'000 shares*	28,267,726	28,267,726
Basic earnings per share, *RUR*	**0.0731**	**0.0229**

The requirement to disclose information on earnings (loss) per share is imposed on joint-stock companies by the Accounting Rules 4/99 "Accounting of Organization" and Methodological Recommendations for Disclosure of Information on Earnings per Share, as approved by Order No. 29n dated March 21, 2000, by the Ministry of Finance of the Russian Federation.

The basic earnings per share reflect a portion of the reporting period profit that may potentially be distributed among shareholders who hold ordinary shares. It is calculated as a ratio of the basic profit in the reporting period to the weighted average number of outstanding ordinary shares during the reporting year. The basic profit equals the net profit of the reporting year. The shares of the Company bought out (redeemed) by the Company were deducted in the calculation of the weighted average number of the outstanding ordinary shares.

Analytical Ratios

☐ Absolute liquidity ratio

Shows which portion of short-term debts can be repaid by an organization in the near future from monetary assets:

Short-term financial investments + Monetary assets / Short-term borrowings and loans + Short-term creditors

Date	Value
01.01.2003	0.18
01.01.2002	0.22
01.01.2001	0.09
01.01.2000	0.03
01.01.1999	0.03

0 0.05 0.10 0.15 0.20 0.25

☐ Current liquidity ratio

Shows which portion of short-term debts can be repaid by mobilizing all current assets:

Total Section II (CURRENT ASSETS) / Short-term borrowings and loans + Short-term creditors

Date	Value
01.01.2003	1.93
01.01.2002	1.68
01.01.2001	1.83
01.01.2000	1.58
01.01.1999	1.72

1.00 1.20 1.40 1.60 1.80 2.00

☐ Financial stability ratio

Shows which portion of assets is financed from stable sources:

Total Section III (CAPITAL AND RESERVES) + Total Section IV (LONG-TERM LIABILITIES) / Balance line — Uncovered loss of the reporting year

Date	Value
01.01.2003	0.90
01.01.2002	0.88
01.01.2001	0.81
01.01.2000	0.80
01.01.1999	0.81

0.65 0.70 0.75 0.80 0.85 0.90

☐ General capital turnover ratio

number of turnovers

Reflects the turnover rate (number of turnovers per period) of the whole capital of an organization:

Revenue from sales / Balance line — Uncovered loss of the reporting year

Date	Value
01.01.2003	0.44
01.01.2002	0.36
01.01.2001	0.42
01.01.2000	0.31
01.01.1999	0.32

0.20 0.25 0.30 0.35 0.40 0.45

☐ Current asset turnover ratio

number of turnovers

Shows the turnover rate of all current assets of an organization (both tangible and monetary assets):

Revenue from sales /Total Section II (CURRENT ASSETS)

Date	Value
01.01.2003	2.76
01.01.2002	2.14
01.01.2001	1.33
01.01.2000	0.91
01.01.1999	0.91

0.50 1.00 1.50 2.00 2.50 3.00

☐ Debtors turnover ratio

days

Characterizes the efficiency of using the revenue from sales and the quality of work with debtors:

Average value of debtors within 12 months x 360 / Revenue from sales

Date	Value
01.01.2003	80.7
01.01.2002	121.3
01.01.2001	217.4
01.01.2000	315.1
01.01.1999	304.8

0 100 200 300 400 500

□ Asset productivity

Shows the efficiency of using fixed assets of an organization:

Revenue from sales / Fixed assets

Date	Value
01.01.2003	0.56
01.01.2002	0.45
01.01.2001	0.66
01.01.2000	0.50
01.01.1999	0.51

0.20 0.30 0.40 0.50 0.60 0.70

□ Margin on sales

%

Shows how much profit falls per unit of products sold:

Profit from sales / Revenue from sales x 100%

Date	Value
01.01.2003	8.7
01.01.2002	20.1
01.01.2001	17.6
01.01.2000	13.8
01.01.1999	17.4

0 5 10 15 20 25

□ Margin on production

%

Profit from sales / Cost of goods, products, works, services sold x 100%

Date	Value
01.01.2003	9.5
01.01.2002	25.2
01.01.2001	24.6
01.01.2000	19.2
01.01.1999	24.0

5 10 15 20 25 30

Comments to the Analytical Ratios

The analytical financial ratios have been based on the accounting data for 5 years.

The values of the financial stability, general capital turnover and asset productivity ratios as of 01.01.2002 were calculated after the fixed assets revaluation.

Due to the changes in the accounting policies and introduction of the "accrual-based" method of the profit reflection in the books, "accrual-based" values were also used in the parameters calculated on the basis of the profit and loss accounts.

The comparison of the 2002 and 2001 indicators shows an invariably high level of the liquidity and financial stability indicators.

The growth of the current liquidity ratio shows that MOSENERGO is highly solvent and able to cover its liabilities when due and in full. This evidences the financial independence of the Company in the short run.

The financial stability ratio for the last years is within an optimum range, thereby evidencing the stability of the financial position of MOSENERGO in the long run since a considerable portion of the assets is financed from the equity capital and long-term borrowed assets.

The growth of the general capital turnover and asset productivity ratios demonstrates better efficiency of using the fixed production assets.

The growth of the current (tangible and monetary) assets turnover ratio means that the Company has improved the efficiency of cost management.

The debtor turnover ratio is still increasing at a good pace.

The reduction of MOSENERGO's margin indicators in 2002 is due to a faster growth of power production costs in comparison with the growth of revenue from the sale of products. This was, in turn, caused by the approval of economically unjustified tariffs for electricity and heat and their late introduction by the Moscow City Regional Energy Commission.

Opinion of the Internal Audit Commission

March 19, 2003 *Moscow*

The Internal Audit Commission elected by the General Meeting of Shareholders on May 30, 2002, acting within its powers granted by Federal Law of the Russian Federation No. 208-FZ of December 29, 1995, "On Joint-Stock Companies," the Charter of MOSENERGO Open Joint-Stock Company for Energy and Electrification, and the Articles of MOSENERGO's Internal Audit Commission, has audited financial and economic operations of MOSENERGO in 2002.

Based on its audit of MOSENERGO's financial and economic operations in 2002, and on the Auditors' Opinion No. YeL-311 (ЕЛ-311) of February 26, 2003 on the Company's accounting statements for 2002 provided by the TOP-AUDIT auditors to MOSENERGO shareholders, the Internal Audit Commission hereby confirms the authenticity of data contained in the Company's Annual Report as follows:

1. The Annual Report for 2002 is a consolidated report and includes the accounts of all the 60 subsidiary entities and the General Directorate. The Annual Report is a true reflection of the Company's assets, financial results, and cash flows. The Report has been made in such detail and form as to comply with Order No. 4n of January 13, 2000, of the Ministry of Finance of the Russian Federation and the Methodological Recommendations on the Procedure for Formation of Organizations' Accounting Indicators approved by Order No. 60n of June 28, 2000, of the Ministry of Finance of the Russian Federation.

2. The Company's accounting statements with the bottom line of **RUR 119,633,149,000** are accurate and correctly reflect its assets and liabilities as of January 1, 2003 and the financial results of 2002. The accounting ledgers are in compliance with their respective underlying instruments.

3. Sales revenues amounted to **RUR 4,595.4 million**, the profit before taxation stood at **RUR 961.3 million**, while the net profit — **RUR 646.3 million**.

4. The Company has effected payments of the profit tax, value added tax, property tax, land tax, road tax, local taxes, payments to off-budget funds, and payment of the single social tax. Penalties collected from the Company on payments and allocations totaled **RUR 12.7 million**.

5. The Company's financial results are authentic.

Chairman of the Commission *S. Sidorov*
Secretary of the Commission *G. Shevchenko*
Members of the Commission: *T. Zhelobitskaya*
D. Nikitin

Auditor's Opinion on Financial Statements



February, 26, 2003. EL-311 *Moscow*

To shareholders of OAO MOSENERGO

Auditor's Certificate of Competence No. 003060, issued in accordance with the Resolution dated January 24, 1995, of TsALAK of the RF Ministry of Finance (Minutes No. 14) with effect until January 25, 1998 (extended until January 24, 2001, Minutes No. 52 of January 29, 1998; extended until January 24, 2004, Minutes No. 86 of November 30, 2000)

Auditor: Auditing and Consulting Firm TOP-AUDIT, a limited liability company.
Legal address: 5 bldg 4, Schosse Entuziastov, Moscow 111024, Russia.
Mail address: 43 bldg 1, ul. Pokrovka, Moscow 103062, Russia.
Telephone: (+7 095) 916-0911, fax: (+7 095) 917-8789.
Taxpayer ID: 7722020834
State Registration Certificate No. 360.640 dated April 02, 1992 issued by the Moscow Registration Chamber.
Auditing License No. 006580 dated September 11, 2000, issued pursuant to Order No. 259 of September 11, 2000, by the Ministry of Finance of the Russian Federation.
The said license expires on September 11, 2003.
OOO TOP-AUDIT is a member of the Institute of Professional Auditors ("IPAR").

Audited Entity

Name: MOSENERGO Open Joint-Stock Company for Energy and Electrification (abbreviated name: MOSENERGO);

Location: 8 Raushskaya Naberezhnaya, Moscow 115035, Russia;

Registration number 12473, date of state registration April 06, 1993, re-registration on April 10, 2002.

MOSENERGO has the following key centralized licenses:

License for ensuring the operability of electric and heating grids, No. 5 (G 322930), effective from August 30, 2001, through August 30, 2004.

License for operation of boiling facilities, No. 42EK-002439, effective from August 11, 2000, through August 11, 2005.

License for transportation of hazardous substances at a hazardous industrial facility; for operation of industrial facilities' own locomotives and access railroads, No. 64EK-003391, dated December 05 with effect until December 05, 2005.

License for maintenance and operation of container filling stations, No. TIAZ 058927, effective from December 29, 2000, through December 28, 2003.

Licenses for services in assembly, repair, and maintenance of fire safety equipment and systems, Nos. 11002975, 11002974, 11002973, 11002972, 11002971, 11002970, 11002969, 11002968, 11002967, 11002966, 11002965, effective from January 31, 2001, through January 31, 2004.

License for operation in the field of information protection, No. 854, dated April 02, 2001, with effect until April 02, 2004.

License for hazardous cargo transportation, No. PSS-77-052655 (limited) with effect from August 18, 2000, through June 26, 2003, No. PSS-77-050652 (standard) with effect from June 27, 2000, through June 26, 2003.

License for operation of natural gas facilities dated August 2000 with effect from August 25, 2000, through August 25, 2005.

License for manufacture, testing, and supply of fire extinguishing equipment and tools, No. 11003504, dated July 10, 2001, with effect until July 10, 2004.

License for development of fire safety measures, scientific/technological consultancy in fire safety, No. 11003916, dated September 28, 2001, with effect until September 28, 2004.

License for acting as a customer, No MSL 049123, dated March 03, 2000, with effect until March 03, 2003.

License for operations associated with construction of buildings and structures, No. GS-1-50-02-22-0-7705035012-000502-1, dated December 21, 2001, with effect until December 21, 2006.

License for operations associated with construction of buildings and structures, No. FLTs 002149-1 (IV), dated January 15, 2001, with effect until January 15, 2006.

License for operations related to use of information that constitutes state secret, No. 1930 of September 02, 1999, with effect until September 02, 2004.

License for implementation of measures and/or services in the field of state secret protection, No. 2033, dated November 03, 1999, with effect until September 02, 2004.

License for transportation of cargos on motor vehicles in the Russian Federation, No. GSS-77-075147, dated June 11, 2002, with effect until June 10, 2007.

License for conduct of expert reviews in industrial safety (expert reviews of technical devices used at increased hazard facilities), No. 00-DE-000454, dated September 12, 2002, with effect until September 12, 2007.

License for repair of measurement instruments, No. 000027-R, dated December 02, 2002, with effect until December 02, 2007.

License (permit) for the use of Moscow's symbols, No. NM 000303, dated September 10, 1998, perpetual.

We have audited the enclosed financial statements of MOSENERGO for the period from January 01 through December 31, 2002, inclusively. The above financial statements of MOSENERGO include:

— a balance sheet;

— a profit and loss statement;

— annexes to the balance sheet and the profit and loss statement;

— an explanatory note.

Preparation and filing of the above financial statements are responsibilities of MOSENERGO's executive body.

Our responsibility was to opine, based on our audit, on the accuracy, in all material respects, of these statements and on compliance of the accounting procedures with the laws and regulations of the Russian Federation.

We have performed our audit in accordance with:

— Federal Law "On Audits";

— Federal Rules (Standards) of Auditing as approved by the RF Government's Resolution No. 696 of September 23, 2002;

— other laws and regulations governing auditing activities in the Russian Federation;

— in-house rules (standards) of auditing adopted by OOO Top-Audit.

The audit was planned and conducted so as to obtain sufficient assurance that the financial statements are free of material distortions. The audit included verifications, on a sample basis, of confirmations to the figures and explanations, as presented in the financial statements, of information on financial and economic operations; evaluation of the accounting principles and methods, rules of financial statement compilation, the procedures for obtaining estimated values received by MOSENERGO management, and a general evaluation of the financial statements provided. We believe that the audit provides a sufficient basis to render our opinion as to whether the statements in question are accurate in all material respects, and whether the accounting procedures comply with the laws and regulations of the Russian Federation.

In our opinion, the financial statements of MOSENERGO with the bottom line of **RUR 119,633,149,000** provide an accurate reflection, in all material respects, of the Company's financial situation as of December 31, 2002, and its financial and economic results in the period from January 01 through December 31, 2002, inclusively.

Deputy General Director for Audit — *Ye. Shokhor*

Audit Manager — *G. Aseyeva*

Фирма "Топ-Аудит"

Reference Information

Mosenergo's Generating and a Send Branches

☐ MOSENERGO's power stations (as of January 01, 2003)

Power station	Aggregate electrical capacity, *MW*	Aggregate heat capacity, *Gcal/h*	First unit commissioned	Latest unit commissioned	
				turbines	boilers
TEP-1, including the branch	82.7	932	1897	1998	2001
LAPS-3	640.08	349.5	1914	1999	2000
LAPS-4	1,585	421	1922	1983	1987
LAPS-5	1,100	344.3	1920	1982	1986
TEP-6	24	139	1930	1985	1961
TEP-8	605	2,192	1930	1986	1986
TEP-9	250	859	1933	1991	1993
TEP-11	330	1,011	1936	2001	1988
TEP-12, including the branch	408	2,043	1941	1998	1992
TEP-16	360	1,484	1955	1994	1963
TEP-17	192	712	1950	2002	1957
TEP-20	705	2,378	1952	1999	1970
TEP-21	1,340	4,603	1963	2000	1983
TEP-22	1,290	3,599	1960	2001	1973
TEP-23	1,410	4,515	1966	1997	1982
LAPS-24	310		1988	1988	1988
TEP-25	1,370	4,088	1976	1991	1991
TEP-26	1,410	4,006	1981	1988	1988
TEP-27	160	1,276	1992	1998	1998
TEP-28	25	40	1992	1993	1993
Zagorsk PSP	1,200		1987	2000	—
Total:	**14,796.78**	**34,991.8**			

Note. *The aggregate heat capacity includes the capacity of steam water boilers*

☐ MOSENERGO's high-voltage electric grids (as of January 01, 2003)

Electric Grid	Length of Overhead Transmission Lines, *km*					Area covered, *sq km*
	Total	500 kV	220 kV	110 kV	35 kV	
Yuzhniye	1,563.5	207.6	391.7	837.5	126.7	2,392
Vostochniye	636.9		128.5	404.6	103.8	3,600
Oktyabrskiye	2,020.3	155.8	625.8	838.1	400.6	4,000
Severniye	1,619.9	81.1	509.9	639.4	389.5	2,924
Noginskiye	1,774.2	105.3	395.7	1,010.1	263.1	3,830
Podolskiye	2,002.0		654.4	1,008.1	339.5	3,940
Kolomenskiye	1,442.6		242.3	1,055.2	145.1	3,978
Shaturskiye	1,553.8		420.6	724.4	408.9	4,370
Zapadniye	2,106.7		586.9	1,048.0	471.8	3,447
Dmitrovskiye	1,059.5		166.6	502.0	390.9	3,088
Mozhayskiye	990.4		119.0	339.7	531.7	4,758
Volokolamskiye	801.7		83.8	214.0	503.9	3,383
Kashirskiye	1,789.3	249.1	339.0	967.4	233.8	3,290
Total:	**19,360.9**	**798.9**	**4,664.2**	**9,588.4**	**4,309.3**	**47,000**

☐ MOSENERGO's distribution grids (as of January 01, 2003)

DS — *Distribution substation.*
CDS — *Central distribution substation.*
ITS — *Indoor transformer substation.*
UTS — *Unitized transformer substation.*
PMTS — *Pole-mounted substation.*

Electric grid	Installed transformer capacity, *thousand kVA*	Number of 6–10 kV distribution and transformer substations, *units*					ЛЭП 0,4–10 кВ				Number feeders in 6-10kV *units*
		Total	Including				Total, *km*	Incl. insulated cable, *km*	Incl. 6-10kV cable lines, *km*	Incl. 6-10kV lines, *km*	
			DS, CDS	ITS	UTS	PMTS					
Yuzhniye	280	564	31	247	158	128	2,187	63.51	418	833	103
Vostochniye	132	319	19	136	104	60	1,385	47.58	321	508	200
Oktyabrskiye	401	1,361	65	684	376	236	5,294	113.6	865	2,040	517
Severniye	439	1,305	77	435	537	256	4,623	147.7	1,254	1,572	277
Noginskiye	176	566	31	171	338	26	2,617	39.14	245	1,307	116
Podolskiye	506	1,499	82	516	519	382	6,723	1	852	3,324	577
Kolomenskiye	553	1,618	53	662	739	164	6,508	52.6	529	3,065	381
Shaturskiye	140	560	0	161	234	165	3,124	19.98	58	1,687	96
Dmitrovskiye	288	964	20	330	474	140	3,518	40.77	228	1,922	179
Zapadniye	765	1,864	130	656	959	119	8,149	66.31	2,306	2,956	692
Mozhayskiye	392	1,484	44	468	818	154	5,326	139.19	463	2,640	350
Volokolamskiye	303	1,140	20	363	749	8	3,663	82.47	89	2,065	184
Kashirskiye	280	883	44	281	226	332	4,860	46.56	178	2,685	312
Total:	4,655	14,127	616	5,110	6,231	2,170	57,977	860.41	7,806	26,604	3,984

☐ Moscow cable grid (as of January 01, 2003)

Number of cable inlets, *units*	113,877
Installed transformer capacity, *thousand kVA*	13,866.49
Length of cable lines, *km*	55,054
including by voltage:	
0,4 – 1 kV	18,709
6 – 10 kV	36,311.3
35 kV	33.7
Number of distribution and transformer substations, *units*	1,784
Number of transformer substations, *units*	13,288

☐ High-voltage cable grids (as of January 01, 2003)

Note. *The length of 110–500 kV cable lines is indicated for 14 branches of MOSENERGO*

Length of cable lines, *km*	783.9
including by voltage:	
110 kV	630.2
220 kV	152.8
500 kV	0.9

☐ Heating grid (as of January 01, 2003)

Aggregate connected load, *thousand Gcal/h*	30.66
Length of grids expressed as two-pipe length, *km*	2,403.1
including:	
water, *km*	2,363.25
steam, *km*	39.85
Pressure pumping stations, *stations*	22
Drain pumping stations, *stations*	225
FPU-insulated grids, *km*	59.7

☐ Electricity generation and operating capacity of power plants in 2000–2002

Power station	Electricity generation, *mln KWh*			Operating capacity, *MW*		
	2000	2001	2002	2000	2001	2002
TEP-1	383.2	368.1	391.6	51.3	48.7	46.9
LAPS-3	128.4	155.8	141.1	170.6	192.6	202.3
LAPS-4	6,337.2	7,584.5	6,305.8	1,643.7	1,642.8	1,534.1
LAPS-5	2,813.6	3,137.0	3,247.8	948.1	899.9	937.6
TEP-6	44.4	44.3	37.7	6.7	8.3	8.5
TEP-8	2,819.3	2,695.7	2,589.4	455.4	447.3	445.9
TEP-9	1,191.3	1,328.6	1,202.1	187.9	186.4	171.6
TEP-11	1,326.2	1,454.4	1,847.7	186.5	201.0	278.6
TEP-12	2,433.8	2,491.9	2,528.8	345.6	362.4	366.6
TEP-16	2,100.4	2,233.5	2,171.3	286.0	306.1	293.6
TEP-17	546.0	558.7	582.5	114.6	113.3	131.7
TEP-20	4,144.1	3,973.1	3,664.4	585.5	565.7	567.0
TEP-21	8,394.1	8,463.7	8,807.0	1,178.8	1,153.4	1,168.9
TEP-22	8,016.9	7,805.1	7,775.5	1,060.9	1,039.2	1,026.8
TEP-23	7,848.3	7,839.8	8,300.1	1,110.8	1,111.5	1,163.9
LAPS-24	1,316.2	1,733.9	1,544.2	254.3	284.2	290.3
TEP-25	8,141.9	8,007.8	8,336.6	1,170.5	1,144.8	1,179.6
TEP-26	8,625.8	8,495.5	8,505.8	1,261.8	1,232.5	1,182.4
TEP-27	897.2	925.1	1.138.7	118.2	118.6	148.7
TEP-28	101.4	105.5	105.1	13.6	14.3	14.6
Total:						
CHP plants	67,609.7	69,402.0	69,223.2	11,150.8	11,073.0	11,159.6
Zagorsk PSP	1,297.6	1,950.6	1,961.6	949.3	1,044.2	1,040,4
MOSENERGO	68,907.3	71,352.6	71,184.8	12,100.1	12117.2	12,200.0

☐ Load and operating reserve of power plants in 2000–2002

Power station	Load, *MW*			Reserve, *MW*		
	2000	2001	2002	2000	2001	2002
1	2	3	4	5	6	7
TEP-1	44.7	43.4	45.2	6.6	5.3	1.7
LAPS-3	15.8	24.6	32.4	154.8	168.0	169.9
LAPS-4	944.8	1,136.3	940.6	698.9	506.5	593.5
LAPS-5	513.9	545.8	577.2	434.2	354.1	360.4
TEP-6	5.7	5.7	4.7	1.0	2.6	3.8
TEP-8	404.9	385.3	370.6	50.5	62.0	75.3
TEP-9	157.1	173.0	148.3	30.8	13.4	23.3
TEP-11	180.0	196.6	244.9	6.5	4.4	33.7
TEP-12	318.4	320.9	331.5	27.2	41.5	35.1
TEP-16	265.1	277.0	270.2	20.9	29.1	23.4
TEP-17	63.7	66.8	69.0	50.9	46.5	62.7
TEP-20	525.4	510.1	484.3	60.1	55.6	82.7
TEP-21	1,157.9	1,120.4	1,118.5	20.9	33.0	50.4
TEP-22	1,001.5	985.8	973.4	59.4	53.4	53.4
TEP-23	1,074.4	1,058.6	1,094.6	36.4	52.9	69.3
LAPS-24	212.6	274.4	248.0	41.7	9.8	42.3
TEP-25	1,141.0	1,106.8	1,124.0	29.5	38.0	55.6

1	2	3	4	5	6	7
TEP-26	1,241.4	1,184.5	1,128.4	20.4	48.0	54.0
TEP-27	109.1	117.2	148.0	9.1	1.4	0.7
TEP-28	11.7	12.4	12.5	1.9	1.9	2.1
Total:						
CHP plants	9,389.1	9,545.6	9,366.3	1,761.7	1,527.4	1,793.3
Zagorsk PSP	438.9	800.4	843.4	510.4	243.8	197.0
MOSENERGO	9,828.0	10,346.0	10,209.7	2,272.1	1,771.2	1,990.3

☐ Commissioning and replacement of generating capacities in 2003–2007, *MW*

Branches	2003	2004	2005	2006	2007	Total
Refurbishment and technical upgrade						
TEP-1	—	12	25	—	—	37
LAPS-3	—	105	—	—	—	105
LAPS-4	—	330	—	—	—	330
TEP-20	20	—	—	—	—	20
TEP-21	—	110	—	110	—	220
TEP-22	110	—	—	—	—	110
TEP-23	—	—	110	—	110	220
TEP-24	—	—	—	110	—	110
New construction and expansion						
TEP-27	—	—	—	—	265	265
GTU-TEP	—	31.3	—	—	—	31.3
Total commissioning:	130	588.3	135	220	375	1,448.3
including:						
technical refurbishment and upgrade	130	557	135	220	110	1,152
new construction and expansion	—	31.3	—	—	265	296.3

Tariffs for **Electricity**

☐ Electricity tariffs by dates of approval by Moscow REC in 2002 for Moscow consumers, capacity — *RUR/kW*, electricity — *kopecks/kWh*

Consumers	REC Ordinance No. 3 dated 02.02.01	Moscow REC Ordinance No. 12 dated 11.04.02 (as from May 1)	Moscow REC Ordinance No. 37 dated 18.07.02 (as from August 1)
Industrial and equivalent consumers with connected capacity of 750 and more kVA:			
capacity fee	59.50	65.17	75.11
energy fee	52.00	57.00	66.22
Industrial and equivalent consumers with connected capacity below 750 kVA	79.61	85.80	91.84
Electricity-driven railroad transport	59.00	67.68	76.08
Electricity-driven municipal transport	61.93	71.86	79.04
Non-industrial consumers	80.12	85.92	88.44
Budget sponsored	80.00	84.47	84.47
Urban residents:			
electric stoves	44.00	53.00	63.00
gas stoves	63.00	76.00	90.00

☐ Electricity tariffs by dates of approval by Moscow region EC in 2002 for Moscow region consumers, capacity — *RUR/kW*, electricity — *kopecks/kWh*

Consumers	MREC Minutes No. 4 dated 05.02.01	MREC Minutes No. 11 dated 05.04.02 (as from April 15)	MREC Minutes No. 11 dated 19.07.02 (as from August 1)
Industrial and equivalent consumers with connected capacity of 750 and more kVA:			
capacity fee	59.50	80.00	83.65
energy fee	52.00	58.00	66.78
Industrial and equivalent consumers with connected capacity below 750 kVA	64.60	84.30	94.42
Electricity-driven railroad transport	59.00	71.00	80.00
Electricity-driven municipal transport	51.00	70.00	70.00
Non-industrial consumers	71.29	88.11	96.02
Budget sponsored	51.00	70.00	70.00
Urban residents	50.00	70.00	80.00

Tariffs for Heat

☐ Heat tariffs by dates of approval by Moscow REC in 2002 for Moscow city consumers *RUR/Gcal*

Consumers	REC Ordinance No. 3 dated 02.02.01	Moscow REC Ordinance No. 12 dated 11.04.02 (as from May 1)	Moscow REC Ordinance No. 37dated 18.07.02 (as from August1)
Hot water			
Housing organizations	196.0	238.00	267.60
Health care, education and culture organizations	213.0	238.0	238.0
Others	280.0	314.0	387.0
Industry	213.0	238.0	288.0
Wholesale resellers	213.0	238.0	288.0
Steam			
Industry	213.0	238.0	288.0

☐ Heat tariffs by dates of approval by Moscow region EC in 2002 for Moscow region consumers *RUR/Gcal*

Consumers	MREC Minutes No. 4 dated 05.02.01	MREC Minutes No. 11 dated 05.04.02 (as from April 15)	MREC Minutes No. 11 dated 19.07.02 (as from August 1)
Hot water			
Housing organizations	165.0	250.0	250.0
Health care, education and culture organizations	165.0	250.0	250.0
Others	250.0	300.0	300.0
Industry	168.0	270.0	270.0
Wholesale resellers	165.0	250.0	250.0
Steam			
Industry	168.0	270.0	270.0

Subsidiaries and Associated Companies

Name of joint-stock company (business entity)	Core activities	Amounts of investments, *RUR '000*	Interest in charter capital, %
ZAO Energoinvest-ME	securities buying and selling	2,249.1	90.0
ZAO Trelex	heating and electrical equipment	4.999	100.0
OOO EPA	travels, dentistry	153.375	99.92
ZAO MTR-Svyaz	telecommunications	10.455	51.0
CB Transinvestbank (OOO)	banking	23,904.9	72.44
Mosenergo-Finance B.V.	financial transactions	118.139	100.0
OAO ACB Moskovsky Industrialny Bank (Moscow Industrial Bank)	banking	1,652.0	1.5
OOO Seba-Energo	device development	520.96	44.0
Segol Radio Page Inc	telecommunications	4,446.27	8.81
ZAO Raienergo	development of cable fittings	140.013	13.0
ZAO Moskon	production waste disposal	200.0	20.0
ZAO Unikhimtek	manufacturing of graphite products	10.0	10.0
ZAO ABB Moskabel	manufacturing of power cable	1,814.25	5.0
AOZT Khoroshevskaya Energy Utility	construction of gas-turbine CHP plants	91.22	16.09
OOO EnTsentr	manufacturing of graphite products	30.0	30.0
ZAO Ekonef	development of environmental equipment	0.6	17.14
OOO Ergomaks	goods and services	0.5	24.27
OOO PKB GALS	R & D	0.205	10.0
OAO Kriokor	scientific R & D	0.25	0.59
OAO Teploset-Servis	heating utility maintenance	0.045	45.0
ZAO Kartek Association	anti-corrosion protection	0.17	2.5
ZAO Telecomenergo	telecommunications	150.0	15.0
OAO Energotekhbusiness	trading	2.4	1.2
OAO Tovus Scientific & Production Corporation	trade and purchases	5.29	4.41
OOO IK Energogarant-Invest	Investing	3,000.0	12.0
OAO SAK "Energogarant"	insurance	1,564.86	0.22
OAO Elektrotsentrnaladka	equipment setup	93.375	15.0
OAO Energomekhanichesky Zavod	manufacturing of equipment	44.732	4.37
OAO NIIVA	development of high-voltage equipment	50.794	13.31
Moscow Municipal Bank — Bank of Moscow (OAO)	banking	21,329.2	0.27
Prio-Vneshtorgbank (OAO)	banking	3.0	0.009
Savings Bank (OAO)	banking	238.15	0.01
ACB Pervy Investitsionny (First Investment Bank) (ZAO)	banking	843.18	1.98
MACB Vozrozhdeniye (OAO)	banking	49.68	0.03
OAO Zhilishchnaya Initsiativa Corporation	construction	4.0	12.82
MAB Temp-Bank	banking	291.053	0.55
OAO KAMAZ	motor-vehicle construction	75.0	0.0002
ZAO Birzha Metallov (Metal Exchange)	trading	0.1	0.03
OAO GUM Trade House	trade	0.604	0.0003
OAO ACB Avtobank	banking	0.3	0.00002
AOZT Akvatron	fishing	0.02	0.67
OAO Shaturtorf	production of peat	1,712.524	33.99
OAO Shatursky Meat Processing Plant	foods	0.891	1.1
OAO Shatursky Dairy	foods	9.55	12.17

Resolutions Made by the General Meeting of Shareholders

May 30, 2002 *Dzerzhinsky city, Moscow Region*

Place and date of the General Meeting: 3 Lenina St., Dzerzhinsky, Moscow Region, May 30, 2002. General Meeting quorum: total number of votes held by the holders of the Company's voting shares is **28,267,726,000**. According to the Charter of MOSENERGO, quorum is assumed to be constituted by **14,133,863,001** voting shares of the Company, which equals **50%** plus one voting share of the Company. Pursuant to the Federal Law of the Russian Federation "On Joint-Stock Companies," **25,047** voting ballots with the total number of votes being **28,242,627,549** have been sent by registered mail to the shareholders eligible to participate in the annual General Meeting of Shareholders. The quorum was determined and the voting results counted on the basis of the ballots received before May 28, 2002, and ballots that participated in the voting at the meeting on May 30, 2002. Registered for participation in the meeting were **4,581** shareholders and their authorized representatives holding in the aggregate **24,281,188,782** votes, including the ballots received before May 28, 2002, which amounts to **85.97%** of the number of votes of the shareholders eligible to participate in the Annual General Meeting of Shareholders of MOSENERGO Open Joint-Stock Company for Energy and Electrification. The quorum of the meeting is present. The Annual General Meeting of Shareholders is recognized to be legitimate for all issues of the agenda. Issues put to vote and voting results in respect of them are as follows:

1. On Approval of the Annual Report, Annual Financial Statements, Including the Profit and Loss Account of the Company.

99.53% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

2. On Distribution of the Company's Profit (Loss) based on the Financial Year Results.

99.46% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

3. On Payment of the Company's Dividends based on the 2001 Results.

99.59% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

4. On Payment of Remuneration and Compensations to the Members of the Company's Board of Directors.

99.50% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

5. On Payment of Remuneration and Compensations to the Members of the Company's Internal Audit Commission.

98.9% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

6. On Election of the Members of the Company's Board of Directors.

Based on the secret voting results, the following number of votes were submitted "FOR" the resolution, %:

A.A. Vagner ....**7.8**; I.T. Goryunov **7.72**;
A.V. Yevstafiev ...**13.81**; P.A. Yefanov **7.97**;
A.Ya. Kopsov ....**12.07**; V.V. Kudryavy **0.21**;
A.V. Matveyev .....**7.40**; I.N. Muravyev **0.06**;
B.V. Nikolsky ......**4.63**; O.B. Oksuzyan **6.99**;
V.Yu. Platonov .....**6.94**; V.I. Reshetov **5.93**;
S.P. Romanovsky ..**0.23**; P.S. Smirnov **7.92**;
P.M. Teplukhin ....**4.45**; Yu.A. Khardikov ...**0.04**;
A.A. Chabak ......**5.83**.

Candidates who received most votes are considered elected to the members of the Board of Directors of the Company.

7. On Election of the Members of the Company's Internal Audit Commission.

The following candidates were included in the voting list: T.V. Zhelobitskaya, B.B. Moiseyev, D.N. Nikitin, S.B. Sidorov, and G.F. Shevchenko.

Personal votes of the members of the Company's Board of Directors or persons holding offices at the managing bodies of the Company were not counted. The counting of votes of the valid ballots showed the following results "FOR", %:

T.V. Zhelobitskaya ....**99,77**; B.B. Moiseyev **99,63**;
D.N. Nikitin ......**99,81**; S.B. Sidorov **99,83**;
G.F. Shevchenko .**99,83**.

8. On Approval of the Auditor of the Company.

97.47% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

9. On Approval of the Procedure for Preparation and Holding of General Meetings of the Company Shareholders.

99.69% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

10. On Approval of the Articles of the Internal Audit Commission of the Company.

99.68% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

11. On Approval of the Procedure for Convocation and Holding of Meetings of the Company's Board of Directors.

99.65% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

12. On Approval of the Articles of the Executive Board of the Company.

99.64% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

13. On Approval of the Rules for Payment of Remuneration and Compensations to the Members of the Company's Internal Audit Commission.

99.49% of votes of the number of voted valid ballots were submitted "FOR" the resolution.

The full wordings of the resolutions made by the General Meeting are:

Item 1: The annual report of the Company based on the 2001 results be approved; the annual financial statements of the Company based on the 2001 results be approved; the profit and loss account of the Company based on the 2001 results be approved.

Item 2: The following distribution of the Company's profit (loss) in 2001 be approved:

	RUR thousand
Retained earnings (loss) of the reporting period shall be distributed to:	2,067,573
— Reserve fund	206,757
— Accumulation fund	1,343,187
— Dividends	517,629

Item 3: Dividends on ordinary shares of the Company based on the 2001 results be paid at the rate of RUR 0.01831 per share of the Company in cash before July 30, 2002.

Item 4: Remuneration to the members of the Company's Board of Directors be paid in accordance with the Rules for Payment of Remuneration and Compensations to the Members of the Board of Directors.

Item 5: An additional remuneration to the members of the Internal Audit Commission be paid in the amount of 40 minimum monthly 1st class worker wages, including indexation stipulated by the sector's tariff agreement, in accordance with Clause 2.2 of the Rules for Payment of Remuneration and Compensations to the Members of the Internal Audit Commission.

Item 6: Based of the voting results, the following persons were elected to the Board of Directors of MOSENERGO:

1. Andrey Aleksandrovich Vagner
2. Igor Timofeyevich Goryunov
3. Arkady Vyacheslavovich Yevstafiev
4. Pyotr Anatolyevich Yefanov
5. Anatoly Yakovlevich Kopsov
6. Aleksey Vladimirovich Matveyev
7. Boris Vasilyevich Nikolsky
8. Oleg Borisovich Oksuzyan
9. Vladimir Yuryevich Platonov
10. Viktor Ivanovich Reshetov
11. Pavel Stepanovich Smirnov
12. Pavel Mikhailovich Teplukhin
13. Anatoly Antonovich Chabak

Item7: Based upon the voting results, T.V. Zhelobitskaya, B.B. Moiseyev, D.N. Nikitin, S.B. Sidorov, and G.F. Shevchenko were elected to the Internal Audit Commission.

Item 8: OOO Top-Audit, be approved as an auditor of the Company.

Item 9: The Procedure for Preparation and Holding of the General Meeting of the Company Shareholders be approved.

Item 10: The Articles of the Internal Audit Commission of the Company be approved.

Item 11: The Procedure for Convocation and Holding of Meetings of the Company's Board of Directors be approved.

Item 12: The Articles of the Executive Board of the Company be approved.

Item 13: The Rules for Payment of Remuneration and Compensations to the Members of the Internal Audit Commission be approved.

Information about the Company

Full corporate name	MOSENERGO Open Joint-Stock Company for Energy and Electrification
Location and postal address	8 Raushskaya Naberezhnaya, Moscow 115035
Teletype	113137 USPH PU
Phone	(095) 957-3530
Fax	(095) 230-6317, 234-7082
Web address	www.mosenergo.ru
E-mail	ocb@mosenergo.elektra.ru

☐ Contact phones for more information:

Dmitry Valeryevich Vasilyev, First Deputy General Director — Managing Director for Corporate Policies and Property Management.
Phone: (095) 957-2955

Aleksey Nikolayevich Zharikov, Head of the Securities Department.
Phone: (095) 957-3417

☐ Register holder: ZAO Spetsializirovanny Registrator Reestr-Servis (Register Service Specialized Registrar)

Address:	15 Sadovnicheskaya St., Moscow, 113035
Phone:	(095) 234-7078
Fax:	(095) 234-7082

☐ Auditor: OOO TOP-AUDIT

Taxpayer ID:	7722020834
Legal address:	Str. 4, 5 Shosse Entuziastov, 111024
Phone:	(095) 916-0911
Fax:	(095) 917-8789

The materials have been prepared by the Production and Technology Department of MOSENERGO. The work is based on the materials of MOSENERGO, the press, specialized power engineering publications. Photographs by Vyacheslav Antonov (MOSENERGO's Press Centre). Historical photographs are from MOSENERGO's archives. The comprehensive prepared by OOO RIDER OPTIM. Design by Vyacheslav Romanenko. Computer graphics by Alexander Gornov. Custom-made photography by Alexander Gornov, Vladimir Kiryukhin, Aleksey Matveyev.